UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 20, 2020

Cott Corporation

(Exact name of registrant as specified in its charter)

Canada	001-31410	98-0154711
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Corporate Center III 4221 W. Boy Scout Blvd., Suite 400 Tampa, Florida, United States		33607
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code:	(813) 313-1732

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares without nominal or par value	COT BCB	New York Stock Exchange Toronto Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02. Results of Operations and Financial Condition

On February 20, 2020, Cott Corporation (the “Company”) issued a press release reporting financial results for the fourth quarter and fiscal year ended December 28, 2019. A copy of the press release is furnished herewith under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as Exhibit 99.1 and is incorporated by reference into this Item 2.02 as if fully set forth herein. On the same day, the Company held a conference call to discuss its financial results for the quarter and year ended December 28, 2019. A copy of the slide presentation and transcript of the conference call are furnished herewith under the Exchange Act as Exhibit 99.2 and Exhibit 99.3, respectively.

Additional Information and Where to Find It

This communication relates to a pending business combination between Cott and Primo. Cott commenced an exchange offer for the outstanding shares of Primo on January 28, 2020. This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the parties will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer was commenced, Cott and its acquisition subsidiary filed an exchange offer statement on Schedule TO, Cott filed a registration statement on Form S-4 and Primo filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. Each of Cott and Primo also plan to file other relevant documents with the SEC regarding the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO EXCHANGE, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, CONTAIN IMPORTANT INFORMATION. PRIMO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRIMO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Election and Transmittal and certain other exchange offer documents are available to all of Primo’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Cott are available free of charge under the heading of the Investor Relations section of Cott’s website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo are available free of charge under the SEC filings heading of the Investors section of Primo’s website at http://ir.primowater.com/.

Safe Harbor Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve inherent risks and uncertainties and you are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. These statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this communication include, but are not limited to, statements related to Cott’s plans, objectives, expectations and intentions with respect to the proposed S&D transaction, the anticipated timing of the proposed S&D transaction, the proposed Primo transaction and the combined company, the anticipated timing of the proposed Primo transaction, and the potential impact the transactions will have on Cott and other matters related to either or both of them. The forward-looking statements are based on assumptions regarding current plans and estimates of management of Cott. Such management believes these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this communication include, among others: changes in expectations as to the closing of the transaction including timing and changes in the method of financing the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transaction (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition), the risk of litigation and regulatory action related to the proposed transactions, expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; and unanticipated changes in laws, regulations, or other industry standards affecting the companies; and other risks and important factors contained and identified in Cott’s filings with the SEC, including its Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s Annual Report on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the SEC. Forward-looking statements reflect the analysis of management of Cott as of the date of this communication. Cott does not undertake to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.

Item 8.01. Other Events

On February 20, 2020, the Company announced that the Board of Directors declared a dividend of US$0.06 per common share, payable in cash on March 25, 2020 to shareowners of record at the close of business on March 10, 2020. A copy of the press release is furnished herewith as Exhibit 99.1 to this report.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release of Cott Corporation, dated February 20, 2020 (furnished herewith).

99.2	Presentation of Cott Corporation, dated February 20, 2020 (furnished herewith).

99.3	Transcript of the conference call of Cott Corporation, dated February 20, 2020 (furnished herewith).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cott Corporation
(Registrant)

February 20, 2020

	By:	/s/ Marni Morgan Poe
Marni Morgan Poe
Chief Legal Officer and Secretary

Exhibit 99.1
Press Release

CONTACT:

Jarrod Langhans

Investor Relations

Tel: (813) 313-1732

Investorrelations@cott.com

Ryan Coleman

Alpha IR Group

Tel: (312) 445-2862

COT@alpha-ir.com

COTT REPORTS FOURTH QUARTER AND FISCAL YEAR 2019 RESULTS AND DECLARES DIVIDEND

Consolidated gross margin and operating leverage improvements in the fourth quarter drive strong adjusted EBITDA growth

(Unless stated otherwise, all fourth quarter 2019 comparisons are relative to the fourth quarter of 2018 and all fiscal year 2019 comparisons are relative to fiscal year 2018; all information is in U.S. dollars.)

TAMPA, FL – February 20, 2020 – Cott Corporation (NYSE:COT; TSX:BCB), a leading provider of home and office bottled water delivery and filtration services in North America and Europe, today announced its results for the fiscal year and fourth quarter ended December 28, 2019.

“We closed 2019 with a strong fourth quarter. Adjusted EBITDA increased over 20% led by our route-based services business, driven by organic growth in our HOD Water channel and improved operating leverage across both segments,” commented Tom Harrington, Cott’s Chief Executive Officer. “For the full year, we delivered adjusted revenue growth of 6%, adjusted EBITDA growth of 7% and delivered more than $150 million of adjusted free cash flow.”

Mr. Harrington continued, “We enter 2020 with strong momentum as we aggressively execute our transformation into a pure-play water solutions provider. We remain focused on successfully completing the acquisition of Primo Water while also smoothly transitioning the S&D business to Westrock Coffee Company. We are confident we will capture the previously identified $35 million in cost synergies, deliver margin expansion, and drive increased organic growth as a pure-play water solutions provider. We are truly excited about the opportunity to provide sustainable hydration solutions to a growing customer base and positioning the Company for continued growth, while also ensuring we deliver long-term shareholder value.”

Press Release

FOURTH QUARTER 2019 GLOBAL PERFORMANCE FROM CONTINUING OPERATIONS

•

Revenue was flat at $600 million (increased by 4% excluding the impact of foreign exchange, the divested Cott Beverages LLC business and the change in average cost of coffee), driven by organic growth within both the Route Based Services and the Coffee, Tea and Extract Solutions reporting segments, and the benefit of acquisitions. Revenue growth by segment in the quarter is tabulated below:

Consolidated Revenue Bridge		Δ%
2018 Q4 Revenue	$599.2
Divested Cott Beverages LLC business	-20.4

2018 Q4 adjusted revenue	$578.8
Route Based Services	+15.2
Coffee, Tea and Extract Solutions	+8.9

Change excluding adjustments	+24.1	4.2%

Foreign exchange (a)	+0.1
Change in average green coffee commodity pass-through costs	-2.8

2019 Q4 Revenue	$600.2

(a)	See Exhibit 5 for details by reporting segment

•

Gross profit increased 5% to $306 million (7% excluding the divested Cott Beverages LLC business). Gross margin as a percentage of revenue increased 250 basis points to 50.9% compared to 48.4%. Excluding Cott Beverages LLC, gross margin as a percentage of revenue increased 140 basis points to 50.9% compared to 49.5% driven primarily by improved operating leverage within our operations.

•	Income tax benefit was $2 million compared to $9 million due primarily to the benefit of the release of a $6 million valuation allowance in the prior year.

•

Reported net income and net income per diluted share were $7 million and $0.05, respectively, compared to reported net income and net income per diluted share of $4 million and $0.03, respectively, as the growth in operating income was partially offset by a reduction in income tax benefit. Adjusted EBITDA increased 22% to $85 million compared to $70 million driven primarily by growth in revenue and improved operating leverage.

•

Net cash provided by operating activities of $133 million, less $27 million of capital expenditures, resulted in $106 million of free cash flow, or $111 million of adjusted free cash flow (adjusting for the items set forth on Exhibit 7), compared to adjusted free cash flow of $65 million in the prior year driven by growth and working capital benefits.

Press Release

FOURTH QUARTER 2019 REPORTING SEGMENT PERFORMANCE

Route Based Services

•

Revenue increased 4% to $440 million due to organic growth in Home & Office Delivery (“HOD Water”) bottled water driven by increased volume, customer growth and pricing as well as from the benefit of acquisitions. A detailed breakdown is tabulated below:

Route Based Services Revenue Bridge			Δ%
2018 Q4 Revenue		$424.7
HOD Water related(a)		+17.2
Customer Growth/Volume	+11.8
Price/Mix	+5.4
Other		-2.0

Change excluding foreign exchange impact		+15.2	3.6%
Foreign exchange impact		+0.1

2019 Q4 Revenue		$440.0	3.6%

(a)	See Exhibit 11 for organic growth details

•	Gross profit increased 6% to $260 million while gross profit as a percentage of revenue increased 120 basis points to 59.1%, driven by revenue growth and improved operating leverage.

•

SG&A expenses were $227 million compared to $229 million in the prior year. SG&A expenses as a percentage of revenue decreased 230 basis points to 51.6% (see Exhibit 4) as a result of improved leverage within the business segment.

•

Operating income was $26 million compared to $9 million while adjusted EBITDA increased 25% to $80 million compared to $64 million, as a result of revenue growth and improved operating leverage within the business segment.

Coffee, Tea and Extract Solutions

•

Revenue increased 4% (6% adjusting for the change in average cost of coffee) to $162 million driven primarily by 3% growth in coffee pounds sold and 66% volume growth in liquid coffee and extracts. A detailed breakdown is tabulated below.

Press Release

Coffee, Tea and Extract Solutions Revenue Bridge		Δ%
2018 Q4 Revenue	$155.8
Coffee volume	+4.1
Coffee price/mix	+0.8
Liquid coffee and extracts	+5.4
Other	-1.7

Change excluding change in average green coffee commodity pass-through costs	+8.6	5.5%
Change in average green coffee commodity pass-through costs	-2.8

2019 Q4 Revenue	$161.6	3.7%

•

Gross profit was $45 million compared to $41 million and gross margin as a percentage of revenue increased to 28.1% compared to 26.0% driven primarily by the improved margin profile generated by liquid coffee and extracts as well as through leveraging the volume growth generated during the quarter.

•	SG&A expenses were $39 million compared to $36 million driven primarily by higher selling and operating costs which supported the volume and revenue growth of the business segment.

•

Operating income was $6 million compared to $4 million while adjusted EBITDA increased 15% to $13 million, driven by growth in revenue and the resulting operating leverage, offset in part by the higher selling and operating costs associated with driving volume growth.

FISCAL YEAR 2019 GLOBAL PERFORMANCE FROM CONTINUING OPERATIONS

•

Revenue increased 1% to $2,395 million (increased 6% excluding the impact of foreign exchange, the divested Cott Beverages LLC business and the change in average cost of coffee) driven by organic growth within both the Route Based Services and Coffee, Tea and Extract Solutions reporting segments, as well as the benefit of acquisitions, including Mountain Valley. Revenue growth by segment in the quarter is tabulated below:

Consolidated Revenue Bridge		Δ%
2018 Revenue	$2,372.9
Divested Cott Beverages LLC business	-80.7

2018 adjusted revenue	$2,292.2
Route Based Services(a)	+100.0
Coffee, Tea and Extract Solutions	+32.8

Change excluding adjustments	+132.8	5.8%

Foreign exchange(b)	-22.1
Change in average green coffee commodity pass-through costs		-15.6
Divested Cott Beverages LLC business		+7.2

2019 Revenue		$2,394.5

(a)	See Exhibit 11 for HOD Water organic growth details
(b)	See Exhibit 5 for details by reporting segment

Press Release

•

Gross profit increased 4% to $1,228 million (5% excluding the divested Cott Beverages LLC business). Gross margin as a percentage of revenue increased 180 basis points to 51.3% compared to 49.5%. Excluding Cott Beverages LLC, gross margin as a percentage of revenue increased 60 basis points to 51.4% compared to 50.8% driven primarily by improved operating leverage within our business segments.

•

Income tax expense was $10 million compared to a benefit of $5 million due primarily to increased income incurred in taxable jurisdictions in the current year and the benefit of the release of a $6 million valuation allowance in the prior year.

•

Reported net income and net income per diluted share were both nil, compared to reported net income and net income per diluted share of $29 million and $0.21, respectively, as growth in operating income was offset by a decrease in other income as the prior year benefited from non-recurring gains absent in the current year as well as higher income tax expense in the current year. Adjusted EBITDA was $329 million compared to $307 million driven primarily by growth in revenue and the resulting operating leverage, offset in part by the negative impact of foreign exchange.

•

Net cash provided by operating activities of $250 million less $115 million of capital expenditures resulted in reported free cash flow of $135 million and adjusted free cash flow of $153 million (adjusting for the items set forth on Exhibit 7).

2020 FULL YEAR REVENUE AND ADJUSTED EBITDA

The below targets exclude the S&D Coffee and Tea business whose sale was announced on January 31, 2020 and whose operations will be included in discontinued operations. The sale of S&D Coffee and Tea is expected to close in the first quarter of 2020. The targets do not include the Primo Water Corporation (“Primo”) acquisition which is expected to close during the first quarter of 2020. Upon closing the Primo transaction, a modeling call will be held in order to provide guidance around 2020 expectations inclusive of Primo. This call is currently scheduled for March 24, 2020 and we will issue additional information upon closing the transaction. Including tuck-in acquisitions, Cott is targeting full year 2020 revenue growth from continuing operations of 4% to 5%, adjusted EBITDA of $300 to $310 million and adjusted free cash flow of $115 to $125 million (See Exhibit 12).

Press Release

DECLARATION OF DIVIDEND

Cott’s Board of Directors has declared a dividend of $0.06 per share on common shares, payable in cash on March 25, 2020 to shareowners of record at the close of business on March 10, 2020.

SHARE REPURCHASE PROGRAM

On December 11, 2018, Cott’s Board of Directors approved a 12-month share repurchase program of up to $50 million of our outstanding common shares that commenced on December 14, 2018 and replaced the then-existing program, which was scheduled to expire on May 6, 2019. During 2019, Cott repurchased approximately 2 million shares at an average price of $13.88 totaling approximately $28 million. Cott utilized all funds available under or earmarked for this program. Shares purchased pursuant to the share repurchase program were subsequently cancelled.

On December 11, 2019, Cott’s Board of Directors approved a new 12-month share repurchase program of up to $50 million of our outstanding common shares that commenced on December 16, 2019. Cott made no repurchases of our common shares under the new repurchase plan during 2019.

In addition, 0.3 million shares totaling approximately $4 million were withheld during 2019 to satisfy employees’ tax obligations related to share-based awards.

FOURTH QUARTER AND FISCAL YEAR 2019 RESULTS CONFERENCE CALL

Cott Corporation will host a conference call today, February 20, 2020, at 10:00 a.m. ET, to discuss fourth quarter and full year results, which can be accessed as follows:

North America: (888) 231-8191

International: (647) 427-7450

Conference ID: 5984858

A slide presentation and live audio webcast will be available through Cott’s website at http://www.cott.com. The earnings conference call will be recorded and archived for playback on the investor relations section of the website for a period of two weeks following the event.

ABOUT COTT CORPORATION

Cott is a water and filtration service company with a leading volume-based national presence in the North American and European home and office delivery industry for bottled water. Our platform reaches over 2.5 million customers or delivery points across North America and Europe and is supported by strategically located sales and distribution facilities and fleets, as well as wholesalers and distributors. This enables us to efficiently service residences, businesses, and small and large retailers.

Press Release

Non-GAAP Measures

To supplement its reporting of financial measures determined in accordance with GAAP, Cott utilizes certain non-GAAP financial measures. Cott excludes from GAAP revenue the impact of foreign exchange, results of the divested Cott Beverages LLC business, and the change in average costs of coffee, as well as other items identified on the exhibits hereto, to separate the impact of these factors from Cott’s results of operations. Cott excludes from GAAP gross profit the results of the divested Cott Beverages LLC business to separate the impact of this divested business from Cott’s results of operations. Cott utilizes EBITDA and adjusted EBITDA on a global and segment basis to separate the impact of certain items from the underlying business. Because Cott uses these adjusted financial results in the management of its business, management believes this supplemental information is useful to investors for their independent evaluation and understanding of Cott’s underlying business performance and the performance of its management. Additionally, Cott supplements its reporting of net cash provided by (used in) operating activities from continuing operations determined in accordance with GAAP by excluding additions to property, plant and equipment to present free cash flow, and by excluding the items identified on the exhibits hereto to present adjusted free cash flow, which management believes provides useful information to investors in assessing our performance, comparing our performance to the performance of our peer group and assessing our ability to service debt and finance strategic opportunities, which include investing in our business, making strategic acquisitions, paying dividends, repurchasing common shares and strengthening the balance sheet. The non-GAAP financial measures described above are in addition to, and not meant to be considered superior to, or a substitute for, Cott’s financial statements prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this earnings announcement reflect management’s judgment of particular items, and may be different from, and therefore may not be comparable to, similarly titled measures reported by other companies.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 conveying management’s expectations as to the future based on plans, estimates and projections at the time Cott makes the statements. Forward-looking statements involve inherent risks and uncertainties and Cott cautions you that several important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained in this press release include, but are not limited to, statements related to the completion of the Primo and S&D transactions on the terms proposed, the anticipated timing of these transactions, the potential impact these transactions will have on Cott, the execution of our strategic priorities, future financial and operating trends and results (including Cott’s outlook on 2020 adjusted revenue and adjusted free cash flow), potential uses for cash and related matters. The forward-looking statements are based on assumptions regarding management’s current plans and estimates. Management believes these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this press release include, among others: our ability to compete successfully in the markets in which we operate; fluctuations in commodity prices and our ability to pass on increased costs to our customers or hedge against such rising costs and the impact of those increased prices on our volumes; our ability to manage our operations successfully; our ability to fully realize the potential benefit of transactions (including the Primo and S&D

Press Release

transactions) or other strategic opportunities that we pursue; potential liabilities associated with our recent divestitures; our ability to realize the revenue and cost synergies of our acquisitions due to integration difficulties and other challenges; our limited indemnification rights in connection with the Primo acquisition; our exposure to intangible asset risk; currency fluctuations that adversely affect the exchange between the U.S. dollar and the British pound sterling, the exchange between the Euro, the Canadian dollar and other currencies, and the exchange between the British pound sterling and the Euro; our ability to maintain favorable arrangements and relationships with our suppliers; our ability to meet our obligations under our debt agreements, and risks of further increases to our indebtedness; our ability to maintain compliance with the covenants and conditions under our debt agreements; fluctuations in interest rates, which could increase our borrowing costs; the incurrence of substantial indebtedness to finance our acquisitions; the impact on our financial results from uncertainty in the financial markets and other adverse changes in general economic conditions; any disruption to production at our manufacturing facilities; our ability to maintain access to our water sources; our ability to protect our intellectual property; compliance with product health and safety standards; liability for injury or illness caused by the consumption of contaminated products; liability and damage to our reputation as a result of litigation or legal proceedings; changes in the legal and regulatory environment in which we operate; the seasonal nature of our business and the effect of adverse weather conditions; the impact of national, regional and global events, including those of a political, economic, business and competitive nature; our ability to recruit, retain and integrate new management; our ability to renew our collective bargaining agreements on satisfactory terms; disruptions in our information systems; our ability to securely maintain our customers’ confidential or credit card information, or other private data relating to our employees or our company; our ability to maintain our quarterly dividend; our ability to adequately address the challenges and risks associated with our international operations and address difficulties in complying with laws and regulations including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010; increased tax liabilities in the various jurisdictions in which we operate; the impact of the 2017 Tax Cuts and Jobs Act on our tax obligations and effective tax rate; and credit rating changes.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s Annual Report on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the securities commissions. Cott does not undertake to update or revise any of these statements considering new information or future events, except as expressly required by applicable law.

Website: www.cott.com

Press Release

COTT CORPORATION	EXHIBIT 1

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except share and per share amounts, U.S. GAAP)

Unaudited

	For the Three Months Ended		For the Year Ended
	December 28, 2019	December 29, 2018	December 28, 2019	December 29, 2018
Revenue, net	$600.2	$599.2	$2,394.5	$2,372.9
Cost of sales	294.6	309.0	1,166.7	1,197.3

Gross profit	305.6	290.2	1,227.8	1,175.6
Selling, general and administrative expenses	275.9	275.9	1,113.0	1,092.1
Loss on disposal of property, plant and equipment, net	2.9	5.6	7.5	9.4
Acquisition and integration expenses	6.7	4.5	16.9	15.3

Operating income	20.1	4.2	90.4	58.8
Other (income) expense, net	(4.1)	(9.9)	2.8	(42.9)
Interest expense, net	19.6	19.3	78.2	77.6

Income (loss) from continuing operations before income taxes	4.6	(5.2)	9.4	24.1
Income tax (benefit) expense	(2.0)	(8.8)	9.5	(4.8)

Net income (loss) from continuing operations	$6.6	$3.6	$(0.1)	$28.9
Net income (loss) from discontinued operations, net of income taxes	1.5	(2.9)	3.0	354.6

Net income	$8.1	$0.7	$2.9	$383.5
Less: Net income attributable to non-controlling interests - discontinued operations	—	—	—	0.6

Net income attributable to Cott Corporation	$8.1	$0.7	$2.9	$382.9

Net income per common share attributable to Cott Corporation
Basic:
Continuing operations	$0.05	$0.03	$—	$0.21
Discontinued operations	$0.01	$(0.02)	$0.02	$2.54
Net income	$0.06	$0.01	$0.02	$2.75
Diluted:
Continuing operations	$0.05	$0.03	$—	$0.21
Discontinued operations	$0.01	$(0.02)	$0.02	$2.50
Net income	$0.06	$0.01	$0.02	$2.71
Weighted average common shares outstanding (in thousands)
Basic	134,714	137,879	135,224	139,097
Diluted	136,460	140,065	135,224	141,436

Press Release

COTT CORPORATION	EXHIBIT 2
CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars, except share amounts, U.S. GAAP)
Unaudited

	December 28, 2019	December 29, 2018
ASSETS
Current assets
Cash and cash equivalents	$205.5	$170.8
Accounts receivable, net of allowance of $9.1 ($9.6 as of December 29, 2018)	279.3	308.3
Inventories	122.5	129.6
Prepaid expenses and other current assets	35.0	27.2

Total current assets	642.3	635.9
Property, plant and equipment, net	647.8	624.7
Operating lease right-of-use-assets	203.1	—
Goodwill	1,175.7	1,143.9
Intangible assets, net	701.4	739.2
Deferred tax assets	—	0.1
Other long-term assets, net	20.6	31.7

Total assets	$3,390.9	$3,175.5

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	92.4	89.0
Current maturities of long-term debt	7.4	3.0
Accounts payable and accrued liabilities	466.1	469.0
Current operating lease obligations	41.7	—

Total current liabilities	607.6	561.0
Long-term debt	1,260.2	1,250.2
Operating lease obligations	167.8	—
Deferred tax liabilities	127.4	124.3
Other long-term liabilities	61.7	69.6

Total liabilities	2,224.7	2,005.1
Equity
Common shares, no par value - 134,803,211 shares issued (December 29, 2018 - 136,195,108 shares issued)	892.3	899.4
Additional paid-in-capital	77.4	73.9
Retained earnings	265.0	298.8
Accumulated other comprehensive loss	(68.5)	(101.7)

Total Cott Corporation equity	1,166.2	1,170.4

Total liabilities and equity	$3,390.9	$3,175.5

Press Release

COTT CORPORATION	EXHIBIT 3
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S. dollars, U.S. GAAP)
Unaudited

	For the Three Months Ended		For the Year Ended
	December 28, 2019	December 29, 2018	December 28, 2019	December 29, 2018
Cash flows from operating activities of continuing operations:
Net income	$8.1	$0.7	$2.9	$383.5
Net income (loss) from discontinued operations, net of income taxes	1.5	(2.9)	3.0	354.6

Net income (loss) from continuing operations	$6.6	$3.6	$(0.1)	$28.9
Adjustments to reconcile net income (loss) from continuing operations to cash flows from operating activities:
Depreciation and amortization	50.7	48.9	192.8	194.6
Amortization of financing fees	0.9	0.9	3.5	3.5
Share-based compensation expense	3.9	2.7	12.4	17.3
Benefit for deferred income taxes	(2.9)	(9.5)	(2.1)	(6.7)
Gain on extinguishment of long-term debt	—	—	—	(7.1)
Loss (gain) on sale of business	—	—	6.0	(6.0)
Loss on disposal of property, plant and equipment, net	2.9	5.6	7.5	9.4
Other non-cash items	(2.4)	(1.6)	(2.2)	(3.0)
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable	36.1	30.2	15.1	(10.8)
Inventories	4.7	8.9	(7.5)	(0.5)
Prepaid expenses and other current assets	4.7	3.4	2.6	(4.0)
Other assets	0.2	(1.9)	1.7	(0.5)
Accounts payable and accrued liabilities and other liabilities	27.4	7.0	20.3	29.2

Net cash provided by operating activities from continuing operations	132.8	98.2	250.0	244.3

Cash flows from investing activities of continuing operations:
Acquisitions, net of cash received	(28.6)	(97.0)	(76.3)	(164.0)
Additions to property, plant and equipment	(27.1)	(35.8)	(114.6)	(130.8)
Additions to intangible assets	(3.3)	(6.3)	(10.9)	(13.2)
Proceeds from sale of property, plant and equipment	—	0.4	2.9	4.1
Proceeds from sale of business, net of cash sold	—	—	50.5	12.8
Proceeds from sale of equity securities	—	—	—	7.9
Other investing activities	—	0.1	0.6	0.5

Net cash used in investing activities from continuing operations	(59.0)	(138.6)	(147.8)	(282.7)

Cash flows from financing activities of continuing operations:
Payments of long-term debt	(1.1)	(1.0)	(5.6)	(264.5)
Issuance of long-term debt	—	2.7	—	2.7
Borrowings under ABL	11.0	97.0	75.1	98.4
Payments under ABL	(1.1)	(16.0)	(64.2)	(17.4)
Premiums and costs paid upon extinguishment of long-term debt	—	—	—	(12.5)
Issuance of common shares	0.3	0.4	1.2	6.4
Common shares repurchased and canceled	(0.7)	(28.8)	(31.8)	(74.9)
Financing fees	—	—	—	(1.5)
Dividends paid to common shareholders	(8.1)	(8.3)	(32.5)	(33.4)
Payment of contingent consideration for acquisitions	(0.1)	—	(0.3)	(2.8)
Other financing activities	(13.3)	(1.1)	(7.9)	2.9

Net cash (used in) provided by financing activities from continuing operations	(13.1)	44.9	(66.0)	(296.6)

Cash flows from discontinued operations:
Operating activities of discontinued operations	—	(4.0)	(3.2)	(97.6)
Investing activities of discontinued operations	—	(3.1)	—	1,225.5
Financing activities of discontinued operations	—	—	—	(769.7)

Net cash (used in) provided by discontinued operations	—	(7.1)	(3.2)	358.2

Effect of exchange rate changes on cash	1.2	(2.3)	1.7	(10.3)

Net increase (decrease) in cash, cash equivalents and restricted cash	61.9	(4.9)	34.7	12.9
Cash and cash equivalents and restricted cash, beginning of year	143.6	175.7	170.8	157.9

Cash and cash equivalents and restricted cash from continuing operations, end of year	$205.5	$170.8	$205.5	$170.8

Press Release

COTT CORPORATION	EXHIBIT 4
SEGMENT INFORMATION
(in millions of U.S. dollars, U.S. GAAP)
Unaudited

For the Three Months Ended December 28, 2019
(in millions of U.S. dollars)	Route Based Services	Coffee, Tea and Extract Solutions	All Other	Eliminations	Total
Revenue, net
Home and office bottled water delivery	$277.5	$—	$—	$—	$277.5
Coffee and tea services	45.5	128.0	—	(1.4)	172.1
Retail	73.0	—	—	—	73.0
Other	44.0	33.6	—	—	77.6

Total	$440.0	$161.6	$—	$(1.4)	$600.2

Gross Profit	$260.2	$45.4	$—	$—	$305.6

Gross Margin %	59.1%	28.1%	—	—	50.9%

Selling, general and administrative expense	$227.1	$39.4	$9.4	$—	$275.9

SG&A % of revenue	51.6%	24.4%	N/A	N/A	46.0%

Operating income	$26.0	$5.7	$(11.6)	$—	$20.1

Depreciation and Amortization	$44.2	$6.4	$0.1	$—	$50.7

For the Three Months Ended December 29, 2018
(in millions of U.S. dollars)	Route Based Services	Coffee, Tea and Extract Solutions	All Other	Eliminations	Total
Revenue, net
Home and office bottled water delivery (a)	$260.8	$—	$—	$—	$260.8
Coffee and tea services	50.5	112.9	—	(1.8)	161.6
Retail (a)	71.6	—	—	—	71.6
Other (a)	41.8	42.9	20.4	0.1	105.2

Total	$424.7	$155.8	$20.4	$(1.7)	$599.2

Gross Profit	$246.0	$40.5	$3.7	$—	$290.2

Gross Margin %	57.9%	26.0%	18.1%	—	48.4%

Selling, general and administrative expense	$229.1	$35.9	$10.9	$—	$275.9

SG&A % of revenue	53.9%	23.0%	53.4%	—%	46.0%

Operating income	$9.0	$3.8	$(8.6)	$—	$4.2

Depreciation and Amortization	$42.9	$5.7	$0.3	$—	$48.9

For the Year Ended December 28, 2019
(in millions of U.S. dollars)	Route Based Services	Coffee, Tea and Extract Solutions	All Other	Eliminations	Total
Revenue, net
Home and office bottled water delivery	$1,136.0	$—	$—	$—	$1,136.0
Coffee and tea services	184.0	483.6	—	(5.9)	661.7
Retail	297.6	—	—	—	297.6
Other	170.6	121.4	7.2	—	299.2

Total	$1,788.2	$605.0	$7.2	$(5.9)	$2,394.5

Gross Profit	$1,060.9	$166.6	$0.3	$—	$1,227.8

Gross Margin %	59.3%	27.5%	4.2%	—	51.3%

Selling, general and administrative expense	$926.2	$150.8	$36.0	$—	$1,113.0

SG&A % of revenue	51.8%	24.9%	N/A	N/A	46.5%

Operating income	$115.8	$15.4	$(40.8)	$—	$90.4

Depreciation and Amortization	$168.3	$24.2	$0.3	$—	$192.8

For the Year Ended December 29, 2018
(in millions of U.S. dollars)	Route Based Services	Coffee, Tea and Extract Solutions	All Other	Eliminations	Total
Revenue, net
Home and office bottled water delivery (a)	$1,078.5	$—	$—	$—	$1,078.5
Coffee and tea services	192.8	461.9	—	(5.7)	649.0
Retail (a)	286.0	—	—	—	286.0
Other (a)	153.0	125.7	80.7	—	359.4

Total	$1,710.3	$587.6	$80.7	$(5.7)	$2,372.9

Gross Profit (b)	$1,011.6	$152.0	$12.0	$—	$1,175.6

Gross Margin %	59.1%	25.9%	14.9%	—	49.5%

Selling, general and administrative expense	$902.3	$137.1	$52.7	$—	$1,092.1

SG&A % of revenue	52.8%	23.3%	N/A	N/A	46.0%

Operating income	$89.9	$16.1	$(47.2)	$—	$58.8

Depreciation and Amortization	$170.7	$22.9	$1.0	$—	$194.6

(a)

Revenues by channel of our Route Based Services reporting segment for the three months and year ended December 29, 2018 had $25.5 million and $83.7 million of revenue, respectively, reclassified from “other” and “retail” to “home and office bottled water delivery” as these activities are associated with the “home and office bottled water delivery” channel. In addition, for the three months and year ended December 29, 2018, we reclassified $6.5 million and $18.0 million of revenue, respectively, out of the “retail” channel and into the “other” channel in order to better align the activities of a recent acquisition with those of our U.S. Route Based Services business.

(b)	Includes related party concentrate sales to discontinued operations.

Press Release

COTT CORPORATION	EXHIBIT 5
SUPPLEMENTARY INFORMATION - NON-GAAP - ANALYSIS OF REVENUE BY REPORTING SEGMENT
Unaudited

(in millions of U.S. dollars, except percentage amounts)	For the Three Months Ended December 28, 2019
	Route Based Services	Coffee, Tea and Extract Solutions	All Other	Eliminations	Cott (a)
Change in revenue	$15.3	$5.8	$(20.4)	$0.3	$1.0
Impact of foreign exchange (b)	$(0.1)	$—	$—	$—	$(0.1)

Change excluding foreign exchange	$15.2	$5.8	$(20.4)	$0.3	$0.9

Percentage change in revenue	3.6%	3.7%	(100.0)%	17.6%	0.2%

Percentage change in revenue excluding foreign exchange	3.6%	3.7%	(100.0)%	17.6%	0.2%

(in millions of U.S. dollars, except percentage amounts)	For the Year Ended December 28, 2019
	Route Based Services	Coffee, Tea and Extract Solutions	All Other	Eliminations	Cott (a)
Change in revenue	$77.9	$17.4	$(73.5)	$(0.2)	$21.6
Impact of foreign exchange (b)	$22.1	$—	$—	$—	$22.1

Change excluding foreign exchange	$100.0	$17.4	$(73.5)	$(0.2)	$43.7

Percentage change in revenue	4.6%	3.0%	(91.1)%	(3.5)%	0.9%

Percentage change in revenue excluding foreign exchange	5.8%	3.0%	(91.1)%	(3.5)%	1.8%

(a)	Cott includes the following reporting segments: Route Based Services, Coffee, Tea and Extract Solutions and All Other.
(b)

Impact of foreign exchange is the difference between the current period revenue translated utilizing the current period average foreign exchange rates less the current period revenue translated utilizing the prior period average foreign exchange rates.

Press Release

COTT CORPORATION	EXHIBIT 6
SUPPLEMENTARY INFORMATION - NON-GAAP - EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION
(EBITDA)
(in millions of U.S. dollars)
Unaudited

	For the Three Months Ended		For the Year Ended
	December 28, 2019	December 29, 2018	December 28, 2019	December 29, 2018
Net income (loss) from continuing operations	$6.6	$3.6	$(0.1)	$28.9
Interest expense, net	19.6	19.3	78.2	77.6
Income tax (benefit) expense	(2.0)	(8.8)	9.5	(4.8)
Depreciation and amortization	50.7	48.9	192.8	194.6

EBITDA	$74.9	$63.0	$280.4	$296.3
Acquisition and integration costs (a), (c)	6.7	4.5	16.9	15.3
Share-based compensation costs (d)	2.1	2.2	10.6	18.4
Commodity hedging loss, net (e)	—	—	—	0.3
Foreign exchange and other (gains) losses, net (f)	(3.7)	0.1	0.9	(10.7)
Loss on disposal of property, plant and equipment, net (g)	2.9	5.6	7.5	9.4
Gain on extinguishment of long-term debt (h)	—	—	—	(7.1)
Loss (gain) on sale of business (i)	—	—	6.0	(6.0)
Cott Beverages LLC (b), (j)	—	(2.1)	0.4	(5.2)
Other adjustments, net (k)	2.5	(3.5)	6.0	(3.9)

Adjusted EBITDA	$85.4	$69.8	$328.7	$306.8

(a)

Includes an increase of $1.8 million of share-based compensation costs for the three months and year ended December 28, 2019, respectively, and an increase of $0.5 million and a reduction of $1.1 million of share-based compensation costs for the three months and year ended December 29, 2018, respectively, related to awards granted in connection with the acquisition of our S&D and Eden businesses.

(b)	Impact of our operations related to the Cott Beverages LLC business, which was sold on February 8, 2019.

		For the Three Months Ended		For the Year Ended
	Location in Consolidated Statements of Operations	December 28, 2019	December 29, 2018	December 28, 2019	December 29, 2018
		(Unaudited)		(Unaudited)
(c) Acquisition and integration costs	Acquisition and integration expenses	$6.7	$4.5	$16.9	$15.3
(d) Share-based compensation costs	Selling, general and administrative expenses	2.1	2.2	10.6	18.4
(e) Commodity hedging loss, net	Cost of sales	—	—	—	0.3
(f) Foreign exchange and other (gains) losses, net	Other (income) expense, net	(3.7)	0.1	0.9	(10.7)
(g) Loss on disposal of property, plant and equipment, net	Loss on disposal of property, plant and equipment, net	2.9	5.6	7.5	9.4
(h) Gain on extinguishment of long-term debt	Other (income) expense, net	—	—	—	(7.1)
(i) Loss (gain) on sale of business	Other (income) expense, net	—	—	6.0	(6.0)
(j) Cott Beverages LLC	Revenue, net	—	(20.4)	(7.2)	(80.7)
	Cost of sales	—	16.4	6.8	68.0
	Selling, general and administrative expenses	—	2.5	1.1	10.2
	Other (income) expense, net	—	(0.6)	(0.3)	(2.7)
(k) Other adjustments, net	Other (income) expense, net	—	(8.3)	(2.5)	(14.9)
	Selling, general and administrative expenses	2.4	3.9	8.3	8.8
	Cost of sales	0.1	0.9	0.2	2.2

Press Release

COTT CORPORATION	EXHIBIT 7
SUPPLEMENTARY INFORMATION - NON-GAAP - FREE CASH FLOW AND ADJUSTED FREE CASH FLOW
(in millions of U.S. dollars)
Unaudited

	For the Three Months Ended
	December 28, 2019	December 29, 2018
Net cash provided by operating activities from continuing operations	$132.8	$98.2
Less: Additions to property, plant, and equipment	(27.1)	(35.8)

Free Cash Flow	$105.7	$62.4

Plus:
Acquisition and integration cash costs	3.3	4.8
Working capital adjustment - Refresco concentrate supply agreement (a)	—	(2.6)
Cash costs related to additions to property, plant and equipment for integration of acquired entities	2.0	—

Adjusted Free Cash Flow	$111.0	$64.6

	For the Year Ended
	December 28, 2019	December 29, 2018
Net cash provided by operating activities from continuing operations	$250.0	$244.3
Less: Additions to property, plant, and equipment	(114.6)	(130.8)

Free Cash Flow	$135.4	$113.5

Plus:
Acquisition and integration cash costs	15.3	17.3
Working capital adjustment - Refresco concentrate supply agreement (a)	—	11.1
Additional cash proceeds from Primo operating agreement (b)	—	7.9
Cash costs related to additions to property, plant and equipment for integration of acquired entities	2.0	—

Adjusted Free Cash Flow	$152.7	$149.8

(a)	Increase in working capital related to the Concentrate Supply Agreement with Refresco in connection with the sale of our traditional soft drink business to Refresco in January 2018.
(b)	The Company received warrants in connection with our 2014 operating agreement with Primo Water Corporation.

Press Release

COTT CORPORATION	EXHIBIT 8
SUPPLEMENTARY INFORMATION - NON-GAAP - ANALYSIS OF REVENUE AND ADJUSTED REVENUE
(in millions of U.S. dollars)
Unaudited

	Cott (a)		Route Based Services		Coffee, Tea and Extract Solutions
	For the Three Months Ended		For the Three Months Ended		For the Three Months Ended
	December 28, 2019	December 29, 2018	December 28, 2019	December 29, 2018	December 28, 2019	December 29, 2018
Revenue, net	$600.2	$599.2	$440.0	$424.7	$161.6	$155.8
Divested Cott Beverages LLC business	$—	$(20.4)	$—	$—	$—	$—

Adjusted Revenue	$600.2	$578.8	$440.0	$424.7	$161.6	$155.8
Change in adjusted revenue	$21.4		$15.3		$5.8
Percentage change in adjusted revenue	3.7%		3.6%		3.7%
Impact of foreign exchange (b)	$(0.1)		$(0.1)		$—
Impact of change in average cost of green coffee (c)	$2.8		$—		$2.8
Change in adjusted revenue excluding foreign exchange and impact of change in average cost of green coffee	$24.1		$15.2		$8.6
Percentage change in adjusted revenue excluding foreign exchange and impact of change in average cost of green coffee	4.2%		3.6%		5.5%

	Cott (a)		Route Based Services		Coffee, Tea and Extract Solutions
	For the Year Ended		For the Year Ended		For the Year Ended
	December 28, 2019	December 29, 2018	December 28, 2019	December 29, 2018	December 28, 2019	December 29, 2018
Revenue, net	$2,394.5	$2,372.9	$1,788.2	$1,710.3	$605.0	$587.6
Divested Cott Beverages LLC business	$(7.2)	$(80.7)	$—	$—	$—	$—

Adjusted Revenue	$2,387.3	$2,292.2	$1,788.2	$1,710.3	$605.0	$587.6
Change in adjusted revenue	$95.1		$77.9		$17.4
Percentage change in adjusted revenue	4.1%		4.6%		3.0%
Impact of foreign exchange (b)	$22.1		$22.1		$—
Impact of change in average cost of green coffee (c)	$15.6		$—		$15.6
Change in adjusted revenue excluding foreign exchange and impact of change in average cost of green coffee	$132.8		$100.0		$33.0
Percentage change in adjusted revenue excluding foreign exchange and impact of change in average cost of green coffee	5.8%		5.8%		5.6%

(a)	Cott includes the following reporting segments: Route Based Services, Coffee, Tea and Extract Solutions and All Other.
(b)

Impact of foreign exchange is the difference between the current period revenue translated utilizing the current period average foreign exchange rates less the current period revenue translated utilizing the prior period average foreign exchange rates.

(c)

Impact of change in average cost of green coffee represents the difference between the average cost per pound of green coffee in the current period compared to the average cost per pound of green coffee in the prior period multiplied by the pounds of coffee sold in the current period.

Press Release

COTT CORPORATION	EXHIBIT 9
SUPPLEMENTARY INFORMATION - NON-GAAP
(in millions of U.S. dollars)
Unaudited

	For the Three Months Ended
	December 28, 2019
	Cott Consolidated	Divested Business (a)	Cott Adjusted
Revenue, net	$600.2	$—	$600.2
Cost of sales	294.6	—	294.6

Gross profit	305.6	—	305.6
Gross margin %	50.9%		50.9%
Selling, general and administrative expenses	275.9	—	275.9
SG&A% of revenue	46.0%		46.0%
Loss on disposal of property, plant and equipment, net	2.9	—	2.9
Acquisition and integration expenses	6.7	—	6.7

Operating income	20.1	—	20.1
Other income, net	(4.1)	—	(4.1)
Depreciation and Amortization	50.7	—	50.7

EBITDA	74.9	—	74.9
Adjustments	10.5	—	10.5

Adjusted EBITDA	$85.4	$—	$85.4

	For the Three Months Ended
	December 29, 2018
	Cott Consolidated	Divested Business (a)	Cott Adjusted
Revenue, net	$599.2	$20.4	$578.8
Cost of sales	309.0	16.7	292.3

Gross profit	290.2	3.7	286.5
Gross margin %	48.4%		49.5%
Selling, general and administrative expenses	275.9	2.6	273.3
SG&A% of revenue	46.0%		47.2%
Loss on disposal of property, plant and equipment, net	5.6	—	5.6
Acquisition and integration expenses	4.5	—	4.5

Operating income	4.2	1.1	3.1
Other income, net	(9.9)	(0.7)	(9.2)
Depreciation and Amortization	48.9	0.2	48.7

EBITDA	63.0	2.0	61.0
Adjustments	6.8	(2.0)	8.8

Adjusted EBITDA	$69.8	$—	$69.8

Press Release

	For the Year Ended
	December 28, 2019
	Cott Consolidated	Divested Business (a)	Cott Adjusted
Revenue, net	$2,394.5	$7.2	$2,387.3
Cost of sales	1,166.7	6.9	1,159.8

Gross profit	1,227.8	0.3	1,227.5
Gross margin %	51.3%		51.4%
Selling, general and administrative expenses	1,113.0	1.3	1,111.7
SG&A% of revenue	46.5%		46.6%
Loss on disposal of property, plant and equipment, net	7.5	—	7.5
Acquisition and integration expenses	16.9	—	16.9

Operating income (loss)	90.4	(1.0)	91.4
Other expense (income), net	2.8	(0.3)	3.1
Depreciation and Amortization	192.8	0.1	192.7

EBITDA	280.4	(0.6)	281.0
Adjustments	48.3	0.6	47.7

Adjusted EBITDA	$328.7	$—	$328.7

	For the Year Ended
	December 29, 2018
	Cott Consolidated	Divested Business (a)	Cott Adjusted
Revenue, net	$2,372.9	$80.7	$2,292.2
Cost of sales	1,197.3	68.7	1,128.6

Gross profit	1,175.6	12.0	1,163.6
Gross margin %	49.5%		50.8%
Selling, general and administrative expenses	1,092.1	10.5	1,081.6
SG&A% of revenue	46.0%		47.2%
Loss on disposal of property, plant and equipment, net	9.4	—	9.4
Acquisition and integration expenses	15.3	—	15.3

Operating income	58.8	1.5	57.3
Other income, net	(42.9)	(2.7)	(40.2)
Depreciation and Amortization	194.6	0.7	193.9

EBITDA	296.3	4.9	291.4
Adjustments	10.5	(4.9)	15.4

Adjusted EBITDA	$306.8	$—	$306.8

(a)	Cott Beverages LLC

Press Release

COTT CORPORATION	EXHIBIT 10

SUPPLEMENTARY INFORMATION - NON-GAAP - EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION (EBITDA) AND ADJUSTED EBITDA BY REPORTING SEGMENT (a)

(in millions of U.S. dollars)

Unaudited

	For Three Months Ended December 28, 2019
	Route Based Services	Coffee, Tea and Extract Solutions	All Other	Total
Operating income (loss)	$26.0	$5.7	$(11.6)	$20.1
Other (income) expense, net	(3.7)	(0.7)	0.3	(4.1)
Depreciation and amortization	44.2	6.4	0.1	50.7

EBITDA (a)	$73.9	$12.8	$(11.8)	$74.9
Acquisition and integration costs	4.2	0.3	2.2	6.7
Share-based compensation costs	0.8	0.2	1.1	2.1
Foreign exchange and other (gains) losses, net	(3.9)	—	0.2	(3.7)
Loss on disposal of property, plant and equipment, net	2.9	—	—	2.9
Other adjustments, net (b)	1.9	—	0.6	2.5

Adjusted EBITDA	$79.8	$13.3	$(7.7)	$85.4

	For Three Months Ended December 29, 2018
	Route Based Services	Coffee, Tea and Extract Solutions	All Other	Total
Operating income (loss)	$9.0	$3.8	$(8.6)	$4.2
Other expense (income), net	1.6	(0.4)	(11.1)	(9.9)
Depreciation and amortization	42.9	5.7	0.3	48.9

EBITDA (a)	$50.3	$9.9	$2.8	$63.0
Acquisition and integration costs	3.0	—	1.5	4.5
Share-based compensation costs	0.9	—	1.3	2.2
Foreign exchange and other losses (gains), net	2.1	—	(2.0)	0.1
Loss on disposal of property, plant and equipment, net	4.7	0.9	—	5.6
Cott Beverages LLC (c)	—	—	(2.1)	(2.1)
Other adjustments, net (d)	2.9	0.8	(7.2)	(3.5)

Adjusted EBITDA	$63.9	$11.6	$(5.7)	$69.8

Press Release

	For the Year Ended December 28, 2019
	Route Based Services	Coffee, Tea and Extract Solutions	All Other	Total
Operating income (loss)	$115.8	$15.4	$(40.8)	$90.4
Other (income) expense, net	(1.2)	(0.9)	4.9	2.8
Depreciation and amortization	168.3	24.2	0.3	192.8

EBITDA (a)	$285.3	$40.5	$(45.4)	$280.4
Acquisition and integration costs	11.3	0.5	5.1	16.9
Share-based compensation costs	3.2	0.7	6.7	10.6
Foreign exchange and other losses (gains), net	1.8	—	(0.9)	0.9
Loss (gain) on disposal of property, plant and equipment, net	7.6	(0.1)	—	7.5
Loss on sale of business (e)	—	—	6.0	6.0
Cott Beverages LLC (c)	—	—	0.4	0.4
Other adjustments, net (f)	3.1	—	2.9	6.0

Adjusted EBITDA	$312.3	$41.6	$(25.2)	$328.7

	For the Year Ended December 29, 2018
	Route Based Services	Coffee, Tea and Extract Solutions	All Other	Total
Operating income (loss)	$89.9	$16.1	$(47.2)	$58.8
Other income, net	(16.1)	(0.9)	(25.9)	(42.9)
Depreciation and amortization	170.7	22.9	1.0	194.6

EBITDA (a)	$276.7	$39.9	$(20.3)	$296.3
Acquisition and integration costs	10.6	(1.9)	6.6	15.3
Share-based compensation costs	3.4	0.1	14.9	18.4
Commodity hedging loss, net	—	0.3	—	0.3
Foreign exchange and other losses (gains), net	0.3	—	(11.0)	(10.7)
Loss on disposal of property, plant and equipment, net	8.7	0.7	—	9.4
Gain on extinguishment of long-term debt	(7.1)	—	—	(7.1)
Gain on sale of business (e)	(6.0)	—	—	(6.0)
Cott Beverages LLC (c)	—	—	(5.2)	(5.2)
Other adjustments, net (g)	4.2	0.8	(8.9)	(3.9)

Adjusted EBITDA	$290.8	$39.9	$(23.9)	$306.8

(a)

EBITDA by reporting segment is derived from operating income as operating income is the performance measure regularly reviewed by the chief operating decision maker when evaluating performance of our reportable segments.

(b)

Impact of other adjustments, net for Route Based Services includes $1.8 million reflected under selling, general and administrative (“SG&A”) expenses and $0.1 million of expenses reflected under cost of sales in the Consolidated Statements of Operations. Impact of other adjustments, net for All Other is reflected under SG&A expenses in the Consolidated Statements of Operations.

(c)	Impact on our operations related to the Cott Beverages LLC business, which was sold on February 8, 2019.
(d)

Impact of other adjustments, net for Route Based Services includes $0.9 million of expenses reflected under cost of sales and $2.0 million of expenses reflected under SG&A expenses in the Consolidated Statements of Operations. Impact of other adjustments, net for Coffee, Tea and Extract Solutions is reflected under SG&A expenses in the Consolidated Statements of Operations. Impact of other adjustments, net for All Other includes $8.3 million of gains reflected under other (income) expense, net and $1.1 million of expenses reflected under SG&A expenses in the Consolidated Statements of Operations.

(e)	Loss (gain) on sale of business is reflected under other (income) expense, net in the Consolidated Statements of Operations.
(f)

Impact of other adjustments, net for Route Based Services includes $5.4 million of expenses reflected under SG&A expenses, $0.2 million of expenses reflected under cost of sales and $2.5 million of net gains reflected under other (income) expense, in the Consolidated Statements of Operations. Impact of other adjustments, net for All Other is reflected under SG&A expenses in the Consolidated Statements of Operations.

(g)

Impact of other adjustments, net for Route Based Services includes $2.2 million of expenses reflected under cost of sales, $4.7 million of expenses reflected under SG&A expenses and $2.7 million of net gains reflected under other (income) expense in the Consolidated Statements of Operations. Impact of other adjustments, net for Coffee, Tea and Extract Solutions is reflected under SG&A expenses in the Consolidated Statements of Operations. Impact of other adjustments, net for All Other includes $12.2 million of gains reflected under other (income) expense, net and $3.3 million of expenses reflected under SG&A expenses in the Consolidated Statements of Operations.

Press Release

COTT CORPORATION	EXHIBIT 11

SUPPLEMENTARY INFORMATION - NON-GAAP - ROUTE BASED SERVICES REPORTING SEGMENT HOME AND OFFICE BOTTLED WATER DELIVERY (“HOD WATER”) REVENUE

(in millions of U.S. dollars)

Unaudited

	For the Three Months Ended
	December 28,	December 29,		FX Neutral (a)
	2019	2018	Change	Change	Organic Change
HOD Water revenue, net	$277.5	$260.8	6.4%	6.6%	4.3%

	For the Year Ended
	December 28,	December 29,		FX Neutral (a)
	2019	2018	Change	Change	Organic Change
HOD Water revenue, net	$1,136.0	$1,078.5	5.3%	6.5%	3.0%

(a)	Foreign exchange (“FX”) impact varies by revenue channel

Press Release

COTT CORPORATION	EXHIBIT 12

SUPPLEMENTARY INFORMATION - NON-GAAP - 2020 ADJUSTED FREE CASH FLOW TARGET FROM CONTINUING OPERATIONS

(in millions of U.S. dollars)

Unaudited

Estimated adjusted EBITDA range	$300	to	$310
(+/-) Net working capital change	$—	to	$—
(-) Capital expenditures	$(100)	to	$(100)
(-) Cash taxes	$(10)	to	$(10)
(-) Cash interest payments	$(75)	to	$(75)

Estimated adjusted free cash flow range	$115		$125

Fourth Quarter and Full Year 2019 Results February 20, 2020 Exhibit 99.2

Safe Harbor Statements Forward Looking Statements: This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and applicable Canadian securities laws conveying management's expectations as to the future based on plans, estimates and projections at the time the Company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward looking statements in this presentation include but are not limited to statements regarding estimated revenues and free cash flows. The forward-looking statements are based on assumptions regarding management’s current plans and estimates. Factors that could cause actual results to differ materially from those described in this presentation include, among others: risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; and the effect of economic, competitive, legal, governmental and technological factors on Cott’s  business. The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in the Company's Annual Report in the Form 10-K and its quarterly reports on Form 10-Q, as well as other periodic reports filed with the securities commissions. The Company does not, except as expressly required by applicable law, undertake to update or revise any of these statements in light of new information or future events. Non-GAAP Measures: The Company routinely supplements its reporting of GAAP measures by utilizing certain non-GAAP measures to separate the impact of certain items from its underlying business results. Since the Company uses these non-GAAP measures in the management of its business, management believes this supplemental information, including on a pro forma basis, is useful to investors for their independent evaluation and understanding of Cott’s business. The non-GAAP financial measures described above are in addition to, and not meant to be considered superior to, or a substitute for, the Company's financial statements prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this presentation reflect management's judgment of particular items, and may be different from, and therefore may not be comparable to, similarly titled measures reported by other companies. A copy of this presentation may be found on www.cott.com. Please see Appendix to this presentation and the exhibits to the earnings release for the fourth quarter and year ended December 28, 2019 for reconciliations to the most directly comparable GAAP measures.

Agenda

- Key Takeaways and 2019 Highlights
- 2019 Financial Results
- 2019 Operating Segment Results
- 2019 Primo Water Update
- 2020 Full Year Expectations
- 2020 Key Focus Areas

3

2020 Key Focus Areas Agenda 2019 Operating Segment Results 2019 Financial Results Key Takeaways and 2019 Highlights 2020 Full Year Expectations 2019 Primo Water Update

2019 Highlights

Q4

- Revenue: $600M (+4%*)
- Adj. EBITDA: $85M (+22%)

FULL YEAR

- Revenue: $2.4B (+6%*)
- Adj. EBITDA: $329M (+7%)

4

2019 Highlights $600M +4%* Adj. EBITDA +22% $85M *Calculated from adjusted revenue - See non-GAAP reconciliation in appendix $2.4B +6%* $329M +7% Revenue Q4 FULL YEAR Revenue Adj. EBITDA

18 2019 Capital Deployment Highlights Divested the last component of our legacy soda and juice business in February with the $50 million sale of our Cott concentrate business Executed on our tuck-in acquisition strategy exceeding our annual goal of $40 to $60 million Returned $64 million to our shareholders through a combination of share buybacks and dividends

Fourth Quarter and Fiscal Year 2019 Consolidated Financial Performance Source: Cott Management *See appendix for non-GAAP reconciliations Net Returns to Shareholders $8 million in Dividends     Q4 2019 Q4 2018 ∆% NET REVENUE   $600 $599 -% NET REVENUE, ADJUSTED*   $603 $579 +4% OPERATING INCOME   $20 $4 +379% ADJUSTED EBITDA*   $85 $70 +22% ADJUSTED FREE CASH FLOW*   $111 $65 +72% FOURTH QUARTER FULL YEAR     2019 2018 ∆% NET REVENUE   $2,395 $2,373 +1% NET REVENUE, ADJUSTED*   $2,425 $2,292 +6% OPERATING INCOME   $90 $59 +54% ADJUSTED EBITDA*   $329 $307 +7% ADJUSTED FREE CASH FLOW*   $153 $150 +2% Net Returns to Shareholders $64 million Share Buybacks Dividends $32 million $32 million (in millions) (in millions)

Source: Cott Management (1) Ending customer base *See appendix for non-GAAP reconciliations $293M $309M Route Based Services – Fourth Quarter and Fiscal Year 2019 Financial Performance     Q4 2019 Q4 2018 ∆% NET REVENUE   $440 $425 +4% NET REVENUE, ADJUSTED*   $440 $425 +4% OPERATING INCOME   $26 $9 +189% ADJUSTED EBITDA*   $80 $64 +25% FOURTH QUARTER FULL YEAR     2019 2018 ∆% NET REVENUE   $1,788 $1,710 +5% NET REVENUE, ADJUSTED*   $1,810 $1,710 +6% OPERATING INCOME   $116 $90 +29% ADJUSTED EBITDA*   $312 $291 +7% Customers(1) +4% +4% Customers(1) (in millions) (in millions)

FOURTH QUARTER

Millions of USD
HOD Water Related Revenue
$300
$280
$260
$240
$220
$200
+5%
+2%
-%
4Q18
Customer /Volume
Price/ Mix
FX
4Q19
Increase
Decrease
Total

FULL YEAR

Millions of USD
HOD Water Related Revenue
$1,200
$1,150
$1,100
$1,050
$1,000
$950
$900
+5%
+2%
-1%
2018
Customer /Volume
Price/ Mix
FX
2019
Increase
Decrease
Total

8

Source: Cott Management

Source: Cott Management $293M +5% +2% -% Route Based Services – Fourth Quarter and Fiscal Year 2019 HOD Water Revenue Walk Millions of USD FOURTH QUARTER FULL YEAR +5% +2% -1% Customer/Volume Price/Mix FX 2018 2019 Millions of USD Customer/Volume Price/Mix FX 4Q18 4Q19

FOURTH QUARTER

(in millions)

Coffee Volume: +3%

Liquid Extracts Volume: +66%

FULL YEAR

(in millions)

Coffee Volume: +4%

Liquid Extracts Volume: +27%

Source: Cott Management

*See appendix for non-GAAP reconciliations

9

Source: Cott Management *See appendix for non-GAAP reconciliations Coffee, Tea and Extract Solutions – Fourth Quarter and Fiscal Year 2019 Financial Performance FOURTH QUARTER FULL YEAR     Q4 2019 Q4 2018 ∆% NET REVENUE   $162 $156 +4% NET REVENUE, ADJUSTED*   $164 $156 +6% OPERATING INCOME   $6 $4 +50% ADJUSTED EBITDA*   $13 $12 +15% Liquid Extracts Volume +66% Coffee Volume +3%     2019 2018 ∆% NET REVENUE   $605 $588 +3% NET REVENUE, ADJUSTED*   $621 $588 +6% OPERATING INCOME   $15 $16 -4% ADJUSTED EBITDA*   $42 $40 +4% Liquid Extracts Volume +27% Coffee Volume +4% (in millions) (in millions)

Primo Water – Fourth Quarter 2019 Update

FOURTH QUARTER

(in millions)

Q4 Revenue Walk
Millions of USD
$90
$80
$70
$60
$50
$40
+8%
+5%
+2%
-2%
4Q18
Dispensers
Exchange
Refill
Ice (1)
4Q19
Increase
Decrease
Total

NET SALES BY SEGMENT

PRIMO
DRINK BIG. DRINK HEALTHY.

10

Source: Primo Water Corporation Form 8-K filed on February 20, 2020 (1) Impact of Ice business divested in June 2019 *See appendix for Primo Water non-GAAP reconciliations Primo Water – Fourth Quarter 2019 Update FOURTH QUARTER     Q4 2019 Q4 2018 ∆% NET REVENUE   $80 $71 +13% NET REVENUE, ADJUSTED*   $80 $70 +15% ADJUSTED EBITDA*   $13 $12 +8% (in millions) Dispensers Exchange Refill 4Q18 4Q19 Ice +8% +5% +2% -2% Millions of USD DISPENSERS +45% Consumer Demand +57% EXCHANGE +21% 5G equivalent units +23% REFILL +4%* 5G equivalent units +2% NET SALES BY SEGMENT (1)

18 Revenue Growth 4% - 5% Adjusted FCF $115M - $125M Adjusted EBITDA $300M - $310M 2020 Full Year Targets* (excludes S&D Coffee and Primo Water) 2020 Adj. Free Cash Flow Target* Estimated Adjusted EBITDA Range $300M - $310M (+/-) Net Working Capital Change $ ̶ - $ ̶ (-) Capital Expenditures $100M - $100M (-) Cash Taxes $ 10M - $ 10M (-) Cash Interest   $ 75M - $ 75M 2020E ADJUSTED FREE CASH FLOW RANGE $115M - $125M Source: Cott Management *Targets from continuing operations, inclusive of tuck-in acquisitions. Targets exclude the S&D Coffee and Tea business which will be included in discontinued operations (the sale is expected to close in the first quarter of 2020). The targets do not include the Primo Water Corporation acquisition which is expected to close during the first quarter of 2020.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE – ESG TRANSITION TO A PURE-PLAY WATER PROVIDER ONGOING INITIATIVES Customers Pricing Enhanced footprint Customer satisfaction and service levels Customer experience – mobile app. Channel penetration and expansion 2020 Key Focus Areas Complete the acquisition of Primo Water Divestiture of S&D Coffee and Tea Integrate Primo Water successfully Capture of synergies Synergistic Tuck-in Acquisitions STATE OF THE ART EQUIPMENT Aqua Barista Pureflo IOT Filtration technology Primo Dispensing Solutions Alliance for Water Stewardship Carbon Neutral in Europe Carbon Neutral in North America Convert Fleet to Propane Fuel

Route Based Service U.S. - Improved Customer Retention (1)

Adjusted Cooler Retention

85.0%
80.0%
75.0%
70.0%
75.0%
77.4%
79.1%
81.7%
80.8%
81.7%
80.8%
81.8%
82.2%
83.0%
83.5%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Route Based Services U.S. - Retention Over Time

Avg. Tenure per Water Delivery Services Customer in Years

5.0
4.5
4.0
3.5
3.0
2.5
2.0
3.7
3.8
3.9
4.1
4.2
4.3
4.5
4.5
4.6
4.6
4.7
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

DS SERVICES® CUSTOMER for life

13

The investments and service focus have delivered results, but opportunity remains… Route Based Service U.S. - Improved Customer Retention (1) Route Based Services U.S. - Retention Over Time Adjusted Cooler Retention Avg. Tenure per Water Delivery Services Customer in Years Source: Cott Management. (1) Adjusted year-over-year cooler retention rates exclude the impact of customers that terminated service in the same year they started the service.

Appendix

(a) Cott includes the following reporting segments: Route Based Services, Coffee, Tea and Extract Solutions and All Other. (b) Impact of foreign exchange is the difference between the current period revenue translated utilizing the current period average foreign exchange rates less the current period revenue translated utilizing the prior period average foreign exchange rates. (c) Impact of change in average cost of green coffee represents the difference between the average cost per pound of green coffee in the current period compared to the average cost per pound of green coffee in the prior period multiplied by the pounds of coffee sold in the current period. Cott Corporation Adjusted Revenue Non-GAAP Reconciliation - Unaudited For the Three Months Ended December 28, 2019 (in millions of U.S. dollars)   Route Based Services   Coffee, Tea and Extract Solutions   All Other   Eliminations   Cott(a) Net Revenue, AS REPORTED $ 440.0 $ 161.6 $ - $ (1.4) $ 600.2 Impact of foreign exchange (b) $ (0.1) $ - $ - $ - $ (0.1) Impact of change in average cost of green coffee (c) $ - $ 2.8 $ - $ - $ 2.8 Adjusted revenue, net $ 439.9   $ 164.4   $ -   $ (1.4)   $ 602.9 For the Three Months Ended December 29, 2018 (in millions of U.S. dollars)   Route Based Services   Coffee, Tea and Extract Solutions   All Other   Eliminations   Cott(a) Net Revenue, AS REPORTED $ 424.7 $ 155.8 $ 20.4 $ (1.7) $ 599.2 Divested Cott Beverages LLC business $ - $ - $ (20.4) $ - $ (20.4) Adjusted revenue, net $ 424.7   $ 155.8   $ -   $ (1.7)   $ 578.8 For the Year Ended December 28, 2019 (in millions of U.S. dollars)   Route Based Services   Coffee, Tea and Extract Solutions   All Other   Eliminations   Cott(a) Net Revenue, AS REPORTED $ 1,788.2 $ 605.0 $ 7.2 $ (5.9) $ 2,394.5 Divested Cott Beverages LLC business $ - $ - $ (7.2) $ - $ (7.2) Impact of foreign exchange (b) $ 22.1 $ - $ - $ - $ 22.1 Impact of change in average cost of green coffee (c) $ - $ 15.6 $ - $ - $ 15.6 Adjusted revenue, net $ 1,810.3   $ 620.6   $ -   $ (5.9)   $ 2,425.0 For the Year Ended December 29, 2018 (in millions of U.S. dollars)   Route Based Services   Coffee, Tea and Extract Solutions   All Other   Eliminations   Cott(a) Net Revenue, AS REPORTED $ 1,710.3 $ 587.6 $ 80.7 $ (5.7) $ 2,372.9 Divested Cott Beverages LLC business $ - $ - $ (80.7) $ - $ (80.7) Adjusted revenue, net $ 1,710.3   $ 587.6   $ -   $ (5.7)   $ 2,292.2

Cott Corporation Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) Non-GAAP Reconciliation - Unaudited For the Three Months Ended For the Year Ended (in millions of U.S. dollars) December 28, 2019   December 29, 2018 December 28, 2019   December 29, 2018         Net income (loss) from continuing operations $ 6.6 $ 3.6 $ (0.1) $ 28.9 Interest expense, net 19.6 19.3 78.2 77.6 Income tax (benefit) expense (2.0) (8.8) 9.5 (4.8) Depreciation and amortization 50.7 48.9 192.8 194.6 EBITDA $ 74.9 $ 63.0 $ 280.4 $ 296.3 Acquisition and integration costs (a) 6.7 4.5 16.9 15.3 Share-based compensation costs 2.1 2.2 10.6 18.4 Commodity hedging loss, net - - - 0.3 Foreign exchange and other (gains) losses, net (3.7) 0.1 0.9 (10.7) Loss on disposal of property, plant and equipment, net 2.9 5.6 7.5 9.4 Gain on extinguishment of long-term debt - - - (7.1) Loss (gain) on sale of business - - 6.0 (6.0) Cott Beverages LLC (b) - (2.1) 0.4 (5.2) Other adjustments, net 2.5 (3.5) 6.0 (3.9) Adjusted EBITDA $ 85.4 $ 69.8 $ 328.7 $ 306.8 (a) Includes an increase of $1.8 million of share-based compensation costs for the three months and year ended December 28, 2019, respectively, and an increase of $0.5 million and a reduction of $1.1 million of share-based compensation costs for the three months and year ended December 29, 2018, respectively, related to awards granted in connection with the acquisition of our S&D and Eden businesses. (b) Impact of our operations related to the Cott Beverages LLC business, which was sold on February 8, 2019.

Cott Corporation Adjusted EBITDA by Reporting Segment* Non-GAAP Reconciliation - Unaudited For Three Months Ended December 28, 2019 For Three Months Ended December 29, 2018 (in millions of U.S. dollars) Route Based Services   Coffee, Tea and Extract Solutions   All Other   Total Route Based Services   Coffee, Tea and Extract Solutions   All Other   Total                 Operating income (loss) $ 26.0 $ 5.7 $ (11.6) $ 20.1 $ 9.0 $ 3.8 $ (8.6) $ 4.2 Other (income) expense, net (3.7) (0.7) 0.3 (4.1) 1.6 (0.4) (11.1) (9.9) Depreciation and amortization 44.2 6.4 0.1 50.7 42.9 5.7 0.3 48.9 EBITDA (a) $ 73.9 $ 12.8 $ (11.8) $ 74.9 $ 50.3 $ 9.9 $ 2.8 $ 63.0 Acquisition and integration costs 4.2 0.3 2.2 6.7 3.0 - 1.5 4.5 Share-based compensation costs 0.8 0.2 1.1 2.1 0.9 - 1.3 2.2 Foreign exchange and other (gains) losses, net (3.9) - 0.2 (3.7) 2.1 - (2.0) 0.1 Loss on disposal of property, plant and equipment, net 2.9 - - 2.9 4.7 0.9 - 5.6 Cott Beverages LLC (b) - - - - - - (2.1) (2.1) Other adjustments, net (c)(d) 1.9 - 0.6 2.5 2.9 0.8 (7.2) (3.5) Adjusted EBITDA $ 79.8 $ 13.3 $ (7.7) $ 85.4 $ 63.9 $ 11.6 $ (5.7) $ 69.8 Source: Cott Management *Cott operates through three reporting segments: Route Based Services; Coffee, Tea and Extract Solutions; and All Other (which includes other miscellaneous expenses and our Cott Beverages LLC business, which was sold in the first quarter of 2019). Our corporate oversight function is not treated as a segment; it includes certain general and administrative costs that are combined and disclosed in the All Other column. Management excludes corporate allocations from segment operating income as these costs are not considered by management when evaluating performance of our reportable segments.

Source: Cott Management *Cott operates through three reporting segments: Route Based Services; Coffee, Tea and Extract Solutions; and All Other (which includes other miscellaneous expenses and our Cott Beverages LLC business, which was sold in the first quarter of 2019). Our corporate oversight function is not treated as a segment; it includes certain general and administrative costs that are combined and disclosed in the All Other column. Management excludes corporate allocations from segment operating income as these costs are not considered by management when evaluating performance of our reportable segments. Cott Corporation Adjusted EBITDA by Reporting Segment* Non-GAAP Reconciliation - Unaudited For the Year Ended December 28, 2019 For the Year Ended December 29, 2018 (in millions of U.S. dollars) Route Based Services   Coffee, Tea and Extract Solutions   All Other   Total Route Based Services   Coffee, Tea and Extract Solutions   All Other   Total                 Operating income (loss) $ 115.8 $ 15.4 $ (40.8) $ 90.4 $ 89.9 $ 16.1 $ (47.2) $ 58.8 Other (income) expense, net (1.2) (0.9) 4.9 2.8 (16.1) (0.9) (25.9) (42.9) Depreciation and amortization 168.3 24.2 0.3 192.8 170.7 22.9 1.0 194.6 EBITDA (a) $ 285.3 $ 40.5 $ (45.4) $ 280.4 $ 276.7 $ 39.9 $ (20.3) $ 296.3 Acquisition and integration costs 11.3 0.5 5.1 16.9 10.6 (1.9) 6.6 15.3 Share-based compensation costs 3.2 0.7 6.7 10.6 3.4 0.1 14.9 18.4 Commodity hedging loss, net - - - - - 0.3 - 0.3 Foreign exchange and other losses (gains), net 1.8 - (0.9) 0.9 0.3 - (11.0) (10.7) Loss (gain) on disposal of property, plant and equipment, net 7.6 (0.1) - 7.5 8.7 0.7 - 9.4 Gain on extinguishment of long-term debt - - - - (7.1) - - (7.1) Loss (gain) on sale of business (e) - - 6.0 6.0 (6.0) - - (6.0) Cott Beverages LLC (b) - - 0.4 0.4 - - (5.2) (5.2) Other adjustments, net (f)(g) 3.1 - 2.9 6.0 4.2 0.8 (8.9) (3.9) Adjusted EBITDA $ 312.3 $ 41.6 $ (25.2) $ 328.7 $ 290.8 $ 39.9 $ (23.9) $ 306.8 (a) EBITDA by reporting segment is derived from operating income as operating income is the performance measure regularly reviewed by the chief operating decision maker when evaluating performance of our reportable segments. (b) Impact on our operations related to the Cott Beverages LLC business, which was sold on February 8, 2019. (c) For the three months ended December 28, 2019, impact of other adjustments, net for Route Based Services includes $1.8 million reflected under selling, general and administrative (“SG&A”) expenses and $0.1 million of expenses reflected under cost of sales in the Consolidated Statements of Operations. Impact of other adjustments, net for All Other is reflected under SG&A expenses in the Consolidated Statements of Operations. (d) For the three months ended December 29, 2018, impact of other adjustments, net for Route Based Services includes $0.9 million of expenses reflected under cost of sales and $2.0 million of expenses reflected under SG&A expenses in the Consolidated Statements of Operations. Impact of other adjustments, net for Coffee, Tea and Extract Solutions is reflected under SG&A expenses in the Consolidated Statements of Operations. Impact of other adjustments, net for All Other includes $8.3 million of gains reflected under other (income) expense, net and $1.1 million of expenses reflected under SG&A expenses in the Consolidated Statements of Operations. (e) Loss (gain) on sale of business is reflected under other (income) expense, net in the Consolidated Statements of Operations. (f) For the year ended December 28, 2019, impact of other adjustments, net for Route Based Services includes $5.4 million of expenses reflected under SG&A expenses, $0.2 million of expenses reflected under cost of sales and $2.5 million of net gains reflected under other (income) expense, in the Consolidated Statements of Operations. Impact of other adjustments, net for All Other is reflected under SG&A expenses in the Consolidated Statements of Operations. (g) For the year ended December 29, 2018, impact of other adjustments, net for Route Based Services includes $2.2 million of expenses reflected under cost of sales, $4.7 million of expenses reflected under SG&A expenses and $2.7 million of net gains reflected under other (income) expense in the Consolidated Statements of Operations. Impact of other adjustments, net for Coffee, Tea and Extract Solutions is reflected under SG&A expenses in the Consolidated Statements of Operations. Impact of other adjustments, net for All Other includes $12.2 million of gains reflected under other (income) expense, net and $3.3 million of expenses reflected under SG&A expenses in the Consolidated Statements of Operations.

Primo Water Corporation Adjusted Net Sales and Refill Segment Adjusted Net Sales Non-GAAP Reconciliation - Unaudited (in thousands of U.S. dollars) Three Months Ended December 31, 2019 2018 Net sales $ 80,398 $ 70,881 Less: Ice net sales - 1,238 Adjusted net sales $ 80,398 $ 69,643   (in thousands of U.S. dollars) Three Months Ended December 31, 2019 2018 Refill segment net sales $ 40,761 $ 40,454 Less: Ice net sales - 1,238 Adjusted net sales for Refill $ 40,761 $ 39,216

Primo Water Corporation Adjusted EBITDA Non-GAAP Reconciliation - Unaudited (in thousands of U.S. dollars)  Three Months Ended December 31,     2019   2018             Net income $ 470   $ 1,730   Depreciation and amortization 7,969   6,197   Interest expense, net 1,922   2,508   Income tax benefit ‑   ‑   EBITDA 10,361   10,435   Non-cash stock-based compensation expense 207   973   Special items 1,370   136   Impairment charges and other 842   264   Adjusted EBITDA $ 12,780   $ 11,808

thank you www.cott.com

Exhibit 99.3

On February 20, 2020, Thomas Harrington, Chief Executive Officer of Cott Corporation (“Cott”), Jay Wells, Chief Financial Officer of Cott, Jarrod Langhans, Vice President, Investor Relations of Cott, and Billy Prim, Executive Chairman and Interim Chief Executive Officer of Primo Water Corporation, delivered a presentation to investors via conference call. The following is a transcript from the presentation.

Operator

Welcome to Cott Corporation’s Fourth Quarter and Fiscal Year 2019 Earnings Conference Call. All participants are currently in a listen-only mode. This call will end no later than 11:00 am Eastern Time. The call is being webcast live on Cott’s website at www.cott.com, and will be available for playback there for two weeks.

This conference call contains forward-looking statements, including statements concerning the Company’s future financial and operational performance. These statements should be considered in connection with Cautionary Statements and Disclaimers contained in the Safe Harbour statements in this morning’s earnings press release and the Company’s Annual Report on Form 10-K, and quarterly reports on Form 10-Q, and other filings with U.S. and Canadian securities regulators.

The Company’s actual performance could differ materially from these statements, and the Company undertakes no duty to update these forward-looking statements, except as expressly required by applicable law.

A reconciliation of any non-GAAP financial measures discussed during the call with the most comparable measures in accordance with GAAP is available on the Company’s fourth quarter and fiscal year 2019 earnings announcement released earlier this morning, or on the Investor Relations section of the Company’s website at www.cott.com.

I’ll now turn the call over to Jarrod Langhans, Cott’s VP of Investor Relations.

Jarrod Langhans

Good morning, and thank you for joining our call. Today I’m accompanied by Tom Harrington, our Chief Executive Officer; Jay Wells, our Chief Financial Officer; and Billy Prim, Executive Chairman and Interim CEO of Primo Water. As a part of this conference call, we have included a deck online at www.cott.com that was designed to assist you throughout our discussion.

With that said, Tom will start this morning’s call with some thoughts on our company overall before turning the call over to Jay for a discussion of our fourth quarter and full year consolidated financial performance, the results of our Route-Based Services segment, a few comments on the Primo results that were issued as part of an 8-K filing this morning, and our 2020 expectations before handing the call back to Tom to comment before moving to Q&A.

With that, let me now turn the call over to Tom. Tom?

Thomas Harrington

Thank you, Jarrod, and good morning everyone. Thanks for your interest in our company and for joining our call this morning.

I wanted to share how proud we are with the progress we’ve made in our transition to a pure play water company that we believe better positions us for long-term growth. We entered 2020 with strong momentum by executing against our initiatives, including the customer experience, our customers’ like mindset, developing new and enhanced channels of new customer additions, the rollout out of our PureFlo IoT enabled filtration cooler, and overlapping, highly synergistic tuck-in acquisitions.

The combination of our progress against these initiatives and the strong momentum in our recent performance sets the stage as we pursue our strategy to become a pure play water solutions provider that consistently drives top line growth and improved margins while remaining committed to delivering long-term value for our shareholders.

In looking at 2019, I’m pleased to report that we delivered solid revenue growth of 6 percent when removing the impacts of FX, coffee commodity pricing and the divested Cott Concentrate business. During the fourth quarter, we increased EBITDA to $85 million from $70 million, a 22 percent increase over prior year. For the full year, we delivered $153 million of adjusted free cash flow, which exceeded our commitment of $150 million plus. Let me briefly elaborate on some of our key initiatives.

Our investments in customer experience are beginning to pay off. With retention rates increasing to 83.5 percent and the average life of our customer base to 4.7 years in North America, resulting in a historically low cooler churn rate where we executed a 220 basis point improvement compared to Q4 of the prior year. Our focus on delivering the hydration solutions our customers want, along with the great experience that is expected by our customers, will enable us to further reduce churn.

We are now focusing our investments on increasing both customer loyalty and revenue per customer by providing appropriate communications tools which allow us to have real time two-way communications. We implemented triggered communications that are sent to our customers based on their past purchasing behaviour, as well as more targeted direct marketing. These activities were implemented in Q3 and are working well.

We rolled out our new mobile at the end of the year for our current customers, which includes the ability to review your invoice and future orders as well as a list of available products to choose from. Over the coming months, we will roll out additional updates as we continue to improve and refine our capabilities.

These technology investments and improvements increase the ease of ordering for our customers, help increase retention and provide valuable insights into future cross-selling opportunities.

In addition to the efforts we are implementing on customer experience, we have added growing, relevant products to our portfolio to further satisfy our customers’ hydration needs, including our Mountain Valley brand, which grew its top line 20 percent on a pro forma basis in 2019. We remain focused on cross-selling case pack water, sparkling water and other products to our returnable 5 gallon customer base, increasing our penetration rate of small pack case water, and drove volume growth of over 10 percent for the year. Put simply, our goal is to give our customers what they want, when they want it.

Our acquisition of Primo Water will enhance our ability to deliver hydration solutions to a new group of thirsty consumers, expanding our reach and frequency.

We continue to develop new and expanded channels to drive organic customer growth. As an update, the eCommerce platform, which enables consumers to order and reorder returnable 5 gallon water through an online retailer continues to be tested in Georgia and Florida. We’re making progress and look to expand this program into other markets in 2020.

We are also investing in our digital customer acquisition efforts which are driving double-digit increases through this low-cost source of new additions.

We’re confident in our ability to generate additional HOD water revenue as a result of this multipronged approach to growth and we will continue to invest to drive top line and bottom line throughout 2020.

With respect to the higher growth and higher margin category of water filtration, we began the rollout of our PureFlo IoT enabled water filtration cooler. As a reminder, this patented solution will support our efforts in retaining and attracting water filtration customers across our footprint. Our proprietary filtration technology meaningfully extends the life of the water filter and requires far fewer service interactions which, in addition to reducing our operating costs, complements our sustainable platform of products and services.

As we expand our water filtration business, we believe that the PureFlo solution will enable future growth from an already predictable and dependable revenue stream and allow us to meet the demand for our range of hydration solutions.

We remain a top five player across our 21-country footprint in water filtration and our strategy is to accelerate the growth in our filtration business to an expanded salesforce and innovative products.

Finally, we strengthened our North American and European route density with a number of overlapping tuck-ins, and as many of you have read, we began publicly announcing these tuck-ins in order to keep our investors better informed of our good progress. In 2019, we improved our route density in Poland with an overlapping tuck-in that provided attractive synergies. We increased our density in the Northeast United States with a couple of tuck-ins. We executed another in Netherlands and added the leading HOD business in Hungary which included some carbonation technology that will allow us to deliver carbonation within our water coolers in Europe at a much lower cost than we were previously able to offer.

We will continue to execute our tuck-ins in North America and Europe to further strengthen our core HOD business and route density in 2020.

These actions in combination with our revenue growth delivered operational leverage resulting in a 50 basis point improvement in EBITDA margin compared to prior year in our Route-Based Services segment, and larger than we had previously communicated.

Switching to environmental, social and governance, we are making progress in achieving the environmental sustainability goals we announced last year as part of our ESG program commitments.

In North America, the certification of our three water sources to meet the Alliance for Water Stewardship, AWS, Standards, is an integral part of our ESG program and we’ve developed a timeline to begin implementation of this program in 2020. Leading this initiative is Travis Thornton, Vice President, Water Resources. Travis most recently was Director, Water Resources at DS Services and served in a variety of roles, including hydrologist for over 19 years. In addition to his leadership with the AWS certification, Travis will be responsible for managing water resources across Cott’s business units to ensure sustainable yield and consistent quality across the Company’s operations. We’re confident in achieving AWS certification for our spring sources by 2025.

Our continual efforts will ensure that our spring sources are managed sustainably to meet water needs, not only for today but for decades to come.

In addition, we are focused on obtaining carbon neutral status by 2022 in North America to add to our eight-year carbon-neutral status in Europe. As part of this program, we’re moving our fleet replacement of route-trucks from diesel to propane and we will replace 100 diesel trucks with propane fuelled vehicles in 2020, which will reduce fuel consumption by approximately 35 percent for these 100 assets, and is a much more environmentally friendly energy source.

Turning to capital deployment, in 2019 we divested the last component of our legacy soda and juice business in February with the $50 million sale of our concentrate business. We continued our tuck-in acquisition strategy with acquisitions above the high end of our annual goal of $40 million to $60 million, and we returned $64 million to our shareholders through a combination of share buybacks and dividends. As part of our ongoing commitment to shareholder returns, in December our Board of Directors approved a new 12-month share repurchase program of up to $50 million of our outstanding common shares, and we will execute against this program in 2020.

As I look back on 2019, I’m proud of what our associates accomplished during my first year as CEO. We are excited about the future of our company, and are well positioned to benefit from continuing growth, both organically and through tuck-in acquisitions across our platform. We will benefit from the divestiture of the S&D business, and the addition of the organic growth that Primo Water corporation will provide, and expect to see our overall financial standing improve in terms of our top line growth potential, our EBITDA margin profile, as well as our ability to generate free cash flow with our new pure play water focus.

Moving to an update on our transition to a pure play water solutions provider, we enter 2020 with strong momentum as we aggressively execute our transformation into a pure play water solution provider. We remain focused on successfully completing the acquisition of Primo Water while also smoothly transitioning the S&D business to Westrock Coffee Company. We have begun preparing for the integration process of the two businesses and are excited, not only to welcome the Primo team but to realize the full potential of the combined business.

We are confident we will capture the previously identified $35 million in cost synergies through the integration of Primo and becoming a pure play water company, deliver margin expansion and drive increased organic growth as a pure play water solutions provider. Of course, we are focused on execution in our base business to ensure we deliver the top line growth and the margin we expect in this business. We are truly excited about the opportunity to provide sustainable hydration solutions, to growing customer base and positioning the Company for continued growth while also ensuring we deliver long-term shareholder value.

As an update to the Primo transaction, as things stand today, we would expect to close during the first week of March at which time we will change our name to Primo Water Corporation and our ticker on both the New York Stock Exchange and the Toronto Stock Exchange would change to PRMW.

Moving to our planned sale of S&D Coffee and Tea, this this business had a very strong quarter and they are well positioned for a successful 2020 under new ownership. We are currently working towards a closing at the end of February.

I’ll now turn the call over to Jay who will review more specifics on our performance. Jay?

Jay Wells

Thank you, Tom, and good morning, everyone. Starting with the quarter, we continue to see good top line performance with consolidated revenue up 4 percent excluding the impact of foreign exchange, the sale of Cott Beverages LLC, and the change in average cost of coffee. This performance was driven by customer, volume and pricing growth within HOD water, and good price/mix and extract growth within our Coffee, Tea, and Extract Solutions segment.

Operating income increased by $16 million and Adjusted EBITDA grew over $15 million or 22 percent to $85 million, primarily driven by growth within our Route-Based Services segment inclusive of increased customers, volume, pricing and acquisitions. The good momentum we saw in the fourth quarter and throughout the year in our Route-Based Services segment gives us confidence in delivering another strong year of performance in 2020.

Turning to Cash, adjusted free cash flow from Continuing Operations in the quarter was $111 million which included working capital benefits. The working capital benefit we saw in the quarter resulted from the initiatives we implemented to improve our working capital management over the back half of 2019, including improved management of inventory, days sales outstanding and days payables outstanding.

Moving to the full year, we saw good top line performance across our segments as consolidated revenue increased by 6 percent, operating income grew 54 percent to $90 million and Adjusted EBITDA grew 7 percent to $329 million. Our consolidated results were primarily driven by our Route-Based Services segment where growth was driven by new customer additions, volume, pricing, the benefit of acquisitions, increased route density and operational leverage. These improvements we partially offset by the negative impact of foreign exchange. We were pleased to end the year with approximately 50 basis points of EBITDA margin expansion within Route-Based Services.

As it relates to cash, we exceeded our previously communicated expectations with $153 million of adjusted free cash flow for the year.

Let me now cover the operating performance of our Route-Based Services segment.

Looking at the fourth quarter, Route-Based Services saw revenue increase 4 percent, driven primarily by our home and office water delivery business which grew in excess of 6 percent, or which organic revenue growth was 4 percent in the quarter driven by a combination of customer and volume growth as well as improved pricing.

Gross profit increased 6 percent to $260 million, driven primarily by the revenue growth drivers I just mentioned and operational leverage which resulted in 120 basis points of gross margin expansion. Additionally, we were able to reduce overhead cost and saw SG&A as a percentage of revenue decrease by 230 basis points, resulting in an operating income improvement of $17 million and an increase in EBITDA of 25 percent.

As we look to 2020, we believe we are well positioned for continued growth within our Route-Based Services segment through our Customer for Life program, consumption growth as consumers continue to migrate towards healthy hydration and away from sugary sweetened beverages, as well as continuing to benefit from cross-selling opportunities, pricing and additional growth through our tuck-in acquisition program.

Let me now provide a few comments on Primo’s fourth quarter 2019 results.

For those of you less familiar with Primo, the Primo business is driven by three key categories or channels. First, the dispenser business, which we consider the razor, in the razor/razor blade business model. Primo sells a full lineup of innovative and stylish dispensers through major retailers and online at various price points. These dispenser sales help increase household penetration which then drive recurring purchases of the two higher margin water businesses.

The razor blade offering is comprised of two water businesses. First, the exchange business where consumers can exchange their empty bottle for a pre-filled 3 or 5 gallon bottle of purified water. The exchange business is present at approximately 14,000 locations across the U.S. and Canada in leading retailers such as The Home Depot, Lowe’s Home Improvement, as well as Kroger, Safeway and Albertsons.

The second water category is the refill business. The refill machines incorporate a multi-step filtration process for consumers to refill their own empty bottle in multi-gallon formats for as little as $0.25 a gallon. The refill machines are located at over 23,000 indoor and outdoor locations throughout the U.S. and Canada, across a variety of retail channels.

Turning to Q4 performance, we were pleased with the results seen during the quarter with all channels and growth. Combined net sales increase 13 percent to $80 million, driven primarily by the dispenser and exchange channels. Excluding sales from the ice assets that were sold in June of 2019, sales increased 15 percent.

Dispenser sales increased 45 percent to $18 million due to growth in consumer demand and retailer orders related to certain fourth quarter promotional activities. Consumer demand, which is measured as the dispenser unit sales to end consumers, increased 57 percent to a record 248,000 units in the quarter.

In the exchange business, record dispenser sell-through helped achieve Primo’s 31st consecutive quarter of same-store unit growth of more than 6 percent, and exchange sales increased over 20 percent to $22 million. The increase in exchange sales and units was aided by an increase in the number of locations and consumer-focused promotional efforts, including instantly redeemable coupons associated with the purchase of a dispenser, and new display and in-store signage.

Lastly, in Primo’s refill business, Primo continues to make improvements in refill operations, machine uptime, localized sales efforts and locations. This helped drive an increase in revenue of 4 percent in Q4 when excluding results from the ice business which was sold earlier in 2019.

Primo’s overall gross margin percentage was 24.7 percent compared to 28 percent due a mix shift in dispenser sales, and increased promotional spend in the exchange business.

The increased promotional spend within the exchange channel was associated with consumer-focused promotional efforts including the instantly redeemable coupons linked with the purchase of a dispenser. Although the promotional activities in the dispensers and exchange put pressure on gross margins, these activities generate significant customer growth and will benefit the Company over the coming months.

Gross margin as a percentage of net sales from the refill segment improved 110 basis points driven by a 2 percent increase in 5 gallon equivalent units which leveraged the fixed nature of certain costs in Primo’s refill segment.

The strong revenue growth resulted in Adjusted EBITDA increasing 8 percent to $13 million. With a solid fourth quarter in the books, we look forward to the continuing growth from Primo as we look to full-year expectations for 2020.

As a quick summary and looking out to 2020, overall we are pleased with our 2019 financial performance and execution against our guidance. As we move into 2020, we have built momentum within our Route-Based Services segment where we have a number of growth initiatives working effectively and a robust pipeline of tuck-in acquisitions, setting us up well to deliver on our 2020 goals.

Those goals include top line growth of 4 percent to 5 percent, as well as Adjusted EBITDA between $300 million and $310 million inclusive of tuck-ins. These expectations exclude our Coffee, Tea and Extracts Solutions segment, which we expect to divest in the first quarter of 2020, and in turn it would be included in Discontinued Operations.

These expectations also exclude Primo as we will only have a part-year benefit of Primo’s operation in 2020 and the exact amount of the benefit is dependent upon when we close the transaction.

To provide you with some full-year expectations for Primo, revenue is expected to grow by 5 percent; Adjusted EBITDA will be approximately $57 million, and CAPEX will $22 million to $25 million. In addition, we are expecting to benefit from $7.5 million of synergies in 2020.

As a reminder, we have scheduled our Investor Day for March 24, which will incorporate a modelling presentation for the combined entities. The presentation will be publicly broadcast through our website.

As it relates to our adjusted free cash flow goals for 2020, we expect adjusted free cash flows of $115 million to $125 million. We provided an exhibit in the back of our press release which outlines the drivers of our 2020 adjusted free cash flow.

Overall, we expect $300 million to $310 million of Adjusted EBITDA including tuck-ins, around $10 million of cash taxes, and $75 million of interest, as well as capital expenditures of around $100 million. Again, these projections do not include any expected benefit of the Primo acquisition which we will cover during our Investor Day on March 24, and it excludes our S&D Coffee and Tea business.

For those of you who are working on your models, S&D contributed approximately $35 million of adjusted free cash flow in 2019. You are able to obtain the revenues, margins and EBITDA for S&D in the exhibits within our press release.

Looking at capital deployment for 2020, we will continue to return funds to shareholders through our quarterly staple dividend. In addition to our quarterly dividend, we will continue our share buyback program. As Tom noted, our Board of Directors approved a new 12-month share repurchase program of up to $50 million of our outstanding common shares, and we intend to execute against this program in 2020.

We will also continue our tuck-in acquisition program with a target of $40 million to $60 million in acquisitions, and we plan to refinance our euro debt after the second call date in July.

I’m going to now turn the call back to Tom.

Thomas Harrington

Thanks Jay. We’re very excited about the opportunities that lie ahead of our business, especially our transition to a pure play water solutions provider, and in turn, the value creation that we will generate for all stakeholders.

As we look at our Route-Based Services business, we will strengthen the business through a number of actions that we expect will deliver top line revenue growth of 4 percent to 5 percent. First, we will increase net customer growth in both home and office delivery water and water filtration across our 21 country footprint where we’re the leading home and office water delivery business as well as a top five player within water filtration across our footprint.

Second, we continue to experience secular tailwinds in the form of shifting consumer preferences as the consumer continues to move towards healthy hydration and away from sugary, sweetened beverages, leading to continued consumption growth.

Third, the improvements in our customer experience and in turn our Customer for Life philosophy, these are supported by improved communications, quality customer service and ongoing product innovation helping to drive the upsell and cross-sell opportunities in such areas as the introduction of our PureFlo filtration technology, improved product offerings such as Mountain Valley Spring and Sparkling Water, as well as the rollout of our mobile app.

Fourth, we will continue to execute our historical pricing actions across our footprint.

And fifth, we will continue our annual tuck-in program.

We’ll also focus on achieving 20 basis points to 30 basis points of EBITDA margin expansion, driven by improved route density, customer mix and customer (inaudible), and a continued focus on sustainability, particularly in the areas of water sourcing and our carbon footprint that resonates with consumers.

As we complete the first quarter of 2020, we anticipate closing on the sale of S&D Coffee as well as the acquisition of Primo Water, thereby transitioning to a pure play water company. Under this new pure play model, we will be the North American market leader in home and office delivery water, self-service refill, retail returnable water or exchange, dispenser sales, and a top five player in the point-of-use water filtration category. In addition, we remain the market leader in home and office delivery water in Europe as well as a top five player in the European water filtration category.

This transition builds upon the successful partnership between our DS Services North American business and Primo, and creates a water-focused company, positioned to excel in the higher growth and higher margin water categories where we will be able to offer a full range of hydration solutions to consumers when, where and how they want it.

The combined company will grow through continued product and service innovations, marketing partnerships and highly synergistic tuck-in acquisitions, as well as the opportunity to reach more consumers through more channels than either Cott or Primo could have reached on their own.

We also plan to expand Primo’s product and services across our European footprint, and we expect the transaction will deliver $35 million of cost synergies.

In looking at other financial improvements, we expect the transition to drive accretion to our earnings and we would see our leverage reduced targeting approximately 3 times post synergized EBITDA while at the same time improving our credit profile.

In addition, our business will remain largely insulated from commodity fluctuations as we are vertically integrated in the U.S., have implemented energy surcharges across our entire Route-Based footprint, and re-use our 3- and 5-gallon water bottles up to 50 times.

Before moving to Q&A, I wanted to take a moment to thank all of our associates, without whom we would not be able to accomplish everything we did in 2019 as well as everything we plan to accomplish going forward. Thank you, all.

I’d also like to thank Jarrod for all of his efforts over the last five-plus years running our Corporate, IR and FP&A programs in support of our shareholders. As a part of our ongoing succession planning throughout our company, we are pleased to announce that Jarrod is being promoted to Chief Financial Officer of our European operation. We wish Jarrod well and look forward to following his continued growth in his new role. Jarrod will transition over the next few months as we will be adding new Investor Relations leadership who will focus on both IR and Communications. In addition, we engaged Alpha IR to assist with our IR function at the end of 2019 and have included their contact information on the press release issued this morning, as well as on our website. Alpha IR will not only assist us with our core IR functions, but they will strengthen our efforts in relation to messaging, new investor and analyst outreach, and targeting efforts.

Finally, I’d like to thank the S&D team for their efforts this year and wish them well as they enter the next chapter of the Company’s storied history.

I’ll now turn the call back to Jarrod to move us to Q&A.

Jarrod Langhans

Thank you, gentlemen. I look forward to continuing to support the business in my new role.

During the Q&A, so that we can hear from as many of you as possible, we would ask for a limit of one question and one follow-up per person. Thank you for your time.

Operator, please open up the line for questions.

Q & A

Operator

At this time I would like to remind everyone in order to ask a question, press star, then the number one on your telephone keypad.

Your first question comes from Peter Grom of JPMorgan. Your line is open.

Peter Grom — Analyst, JP Morgan

Hey, good morning, everyone.

Thomas Harrington

Good morning.

Peter Grom

I just wanted to ask on the initial 2020 guidance. Just from your standpoint right now, I mean, Tom, what are the puts and takes that would push EBITDA to the high end or the low end? Given it’s still early in the year, have you embedded kind of any cushion in the guide? Then, just quickly on the margin performance and a really strong Q4, how should we think about margin progression as we look out to 2020? Thanks.

Thomas Harrington

Thanks, Peter. I think we’ve worked very hard to be very consistent on delivering against our commitments, I think manifesting itself in a performance of the last three or four quarters. Clearly, our go forward would be in the same is that our guidance would be numbers that we have confidence that we’ll deliver. The biggest single risk is execution and our track record now is one of improving execution over time and multiple parts of our business units.

Jay, do you want to take the… ?

Jay Wells

Yes. More on the numbers side, Peter, you look at our EBITDA for 2019 excluding S&D, that’s $287 million. We’ve given historic guidance that organic EBITDA growth of $10 million, tuck-ins $5 million to $10 million, so if you put that together you’re at $15 million to $20 million. The middle of that guidance would be $18 million. You add the $18 million to the $287 million, you get to $305 million, right in the middle of the range of the guidance we’ve given, so that was the math behind the $300 million to $310 million.

Peter Grom

Okay.

Jay Wells

On margin, we have guided Route-Based Services on EBITDA margin expansion of 20 bps to 30 bps a year and we continue to behind that guidance.

Peter Grom

All right, thank you. Appreciate it.

Thomas Harrington

Thanks, Peter.

Operator

Your next question comes from Derek Lessard of TD Securities. Your line is open.

Derek Lessard — Analyst, TD Securities

Congrats on a pretty good year, guys, and some transformational changes, and congrats, Jarrod, on your promotion. Maybe just following up on the last question. I guess drilling down on the operating leverage it was really strong this quarter and I was just wondering if you can maybe just add some colours to some of the drivers there.

Thomas Harrington

Clearly it’s the roll-forward benefit of the organic growth and the tuck-in acquisitions on the business. I think it’s more consistent execution across the base operation, so we had no surprises, no (inaudible), so we’ve moved that. We’re pretty confident in the 20 to 30, in our ability—20 t0 30 basis points go forward and our ability to consistently deliver on that number in 2020.

Derek Lessard

Okay. Jay, maybe one for you. I think you did point to the Primo Adjusted EBITDA of $57 million. Just wondering does that include the $7.5 million in synergies or no?

Jay Wells

No, that does not. Its full year basis would be $57 million. Now, that’s going to be pro rata based on when we close the deal, but the $7.5 million is fully back end loaded, so that will be when we see that benefit. They are on top of—to be clear, it is adjusted so it does exclude any costs to achieve.

Derek Lessard

Okay. Thank you.

Thomas Harrington

Thanks, Derek.

Operator

Your next question comes from Daniel Moore of CJS Securities. Your line is open.

Daniel Moore — Analyst, CJS Securities

Thank you. Good morning. Congrats, Jarrod, as well. Well deserved.

Wanted to maybe touch on—while we have Billy here, maybe just talk a little bit about the refill business on Primo seems to have turned the corner. Obviously, you mentioned some promotion activity that’s helped, but any more colour around that and sort of the direction for 2020 would be greatly appreciated.

Billy Prim

Thank you. We have seen a nice turn in the refill business. It took us a little longer than we would have liked to get our credit card readers in place and put together the metrics for downtime and our new routing schedule, but once we got that in place we have seen consistent improvement over the last four or five months. It is operating well and we feel very good about the future.

Daniel Moore

I’m going to sneak one in for Jay and then jump out.

On the cash flow guide for next year, you pulled the screw in pretty hard this year on working capital. I mean that in a good way. The guidance is implied neutral for next year. Just confidence around that and upside to downside potential? Thanks again.

Jay Wells

I think you’ve got it right. I’ve said before we’ve been experiencing some FX headwinds so in order to meet our guide we did a very good job of getting the issues that we’ve had with working capital taken care of, so very happy how we closed the year. I feel that it’s sustainable, what we did, so I don’t think you’ll see any clawback next year. Very confident on flat working capital as we look to 2020.

Daniel Moore

Very good. Thank you.

Thomas Harrington

Thanks, Dan.

Operator

Your next question comes from Derek Dley of Canaccord Genuity. Your line is open.

Derek Dley — Analyst, Canaccord Genuity

Hi guys. Just following up on that last question. Is there a reason why, or can you just help us understand why in Q4 you do tend to get quite a decent sized working capital benefit?

Jay Wells

Derek, yes. I think you’re looking at two things. One, you look at the seasonality of the business as we get out of the summer months, which is our busier seasons for hydration. We end Q3 with significant A/R so that’s been part of it, too. As I’ve talked about, our overall working capital management, specifically over in Europe, has been a project that I’ve been focused on and I think you just saw the results of hard working, putting better controls over managing inventory, managing A/R and managing Payable come to fruition within the fourth quarter. I do not see that being the same cadence this year, but that’s really when we saw the clawing back some issues we had at the beginning of the year with working capital and saw the benefits of the improvements being implemented at the back half of the year.

Derek Dley

Okay, that’s helpful.

Then, just in terms of the tuck-in M&A front, can you just remind us what you’re seeing in terms of multiple for sort of the small and medium sized acquisitions?

Thomas Harrington

Yes, Derek. This is Tom. Good morning.

We see pretty much normal course on both sides of the Atlantic. As we’ve articulated before, the U.S. there’s a little bit lower multiples. In Europe, there’s a little bit higher. But we retain a good list of opportunities, as you’ve seen us execute fairly aggressively in the most recent past and we have a good list of opportunities as we move forward. I generally think the same math that we’ve experienced historically.

Derek Dley

Okay. Then just last one for me, just in terms of the synergy targets here for Primo, obviously it’s a big number, that $35 million. Just remind us again—I know you went through it on the previous call, but just the buckets or where you expect to get the most leverage on those synergy targets.

Thomas Harrington

There’s really three buckets. Think largely back office, which is the redundant corporate costs and cuts in service and call center and that, which is—I don’t have it in front of me, but the order of $20 million to $25 million of the number. Then there’s opportunities in procurement, so bottles and boxes and lids and all the like of similar components that we buy on both sides of the business, and then what I’ll call the logistics but think facilities. It’s logistics and facilities, so all the facilities on the Primo side which are largely redundant or very close to what is typically a larger DS facility. The teams have engaged already in terms of developing a plan, so we remain confident on the $35 million and obviously we’re focused on the first $15 million which gets us to the $7.5 million we expect in calendar 2020.

Jay Wells

Primo has been very good at working with us early, Derek. We already have robust plans in place. We’ve got teams put in place, charters put in place for every workstream. We’ve already identified more than the Phase 1 first tranche as Tom said of the first $15 million to make sure we deliver the $7.5 million this year. But we also have good plans come into place to deliver the whole $35 million by the end of next year, and that’s how we will end up delivering basically a flop-over of $10 million in 2022.

Derek Dley

Got it. Okay, thank you very much.

Jay Wells

Thanks, Derek.

Operator

Your next question comes from John Zamparo of CIBC. Your line is open.

John Zamparo — Analyst, CIBC Capital Markets

Hi. Thanks, good morning, guys.

Thomas Harrington

Good morning, John.

John Zamparo

Good morning.

I wanted to ask about the filtration side of the business and in particular how the launch of PureFlo has been received, and just generally your thoughts on the segment. When you add a filtration customer, is it typically a new customer add or is it someone switching from being an existing HOD customer?

Thomas Harrington

Sure. We started the soft rollout of PureFlo in Q4. We are pleased with the early results. Consumer feedback has frankly been better than we would have hoped in terms of the technology and the solution, so we’re quite pleased. Most of the customers are new, although we are also converting our existing filtration base to the new technology because we think it will help with retention as we bring them into, let’s call it the 21st century from a technology perspective. We don’t see any changes in people converting from filtration to our HOD business. We have the lowest quit rate we’ve experienced in my memory and the highest retention, but says our HOD bottled water business is more stable than it’s ever been, frankly, so we’re quite confident about that.

Our plan is to participate in the growth of water filtration. It’s real and we’ll do that across our entire footprint using the innovation of the technology as well as we benefit from Primo, who has good water filtration technology, so we believe we’ll be in a stronger place in filtration when we’re finished with the integration, than today.

John Zamparo

Okay, that’s helpful. Thanks.

Then, coming back to the guide, when it comes to the 4 percent to 5 percent Continuing Operations revenue growth expectation, can you talk about the split of, or your expectations on the split of organic customer adds versus volume or pricing versus tuck-in contribution?

Thomas Harrington

Yes. I think it will be the historical numbers we’ve shared which would be think 3 percent organic, think 2 percent tuck-in is really the way to think of that. That will be wrong but it will be a pretty good sense of where it will come from. We expect the base business to grow around 3 percent and then we’ll add some few tuck-ins, around 2 percent.

Jay Wells

As we say, the levers, the three things we talked about, they vary by quarter but those are three different levers that we pull on. We saw good price in the customer growth in the quarter and volume and customer growth is kind of hand-in-hand, and we expect that to continue.

Thomas Harrington

And we’ll continue to price, right? It’s those three levers are all part of our plan and included in that 3 percent for 2020.

Jay Wells

Yes, and why we’re on it, one thing I did want to mention on the call was nobody has asked about Q1 2020 and what that might look like, and I did want to add a few comments on that.

If you look at 2019, excluding S&D we had approximately $420 million of revenue and $53.7 million of EBITDA. In Q1, again, excluding S&D and Primo, we’d expect to see 4 percent to 5 percent top line growth and 4 percent to 5 percent EBITDA growth in the quarter. The reason why you’re not seeing more leverage down to P&L, it is a shoulder season. It’s one of our slowest times of the year and it’s when we’re investing in the summer season. So, I just wanted to make sure we talked a little bit about Q1 before we got off the call.

John Zamparo

Okay, that’s great. Thank you for the colour.

Thomas Harrington

Thanks, John.

Operator

Your final question comes from Derek Lessard of TD Securities. Your line is open.

Derek Lessard

Yes, thank. Just one more from me.

I just wanted to I guess confirm what 2019 EBITDA was for Primo.

Jay Wells

It was—I’ve got to pull up the—it was $51 million, 51 point …

Billy Prim

Fifty-one point three.

Jay Wells

Fifty-one point three. Thank you, Billy.

Derek Lessard

Thanks, guys.

Thomas Harrington

Great. Thanks, Derek.

Operator

That was our final question for today. I will now return the call to our presenters.

Jarrod Langhans

Thank you all for joining this Q4 2019 call. Have a good day.

Operator

Ladies and gentlemen, this concludes today’s conference call. Thank you for participating. You may now disconnect.